UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2024.

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	12-31-2023	12-31-2022	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,175,578	3,774,921	400,657
Non-current assets	13,734,786	13,405,187	329,599
Total assets	17,910,364	17,180,108	4.25%

	12-31-2023	12-31-2022	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	2,071,742	1,526,284	545,458
Non-current liabilities	7,829,593	7,393,840	435,753
Non–controlling interests	6,583	5,189	1,394
Equity attributable to parent company	8,002,446	8,254,795	(252,349)
Total net equity and liabilities	17,910,364	17,180,108	4.25%

As of December 31, 2023, total assets increased MU.S.$ 730 compared to December 31, 2022, equivalent to a 4.25% variation. This variation was driven mainly by an increase in trade and other current receivables, assets held for sale and right of use assets, which were offset by a lower balance of current tax assets, biological assets, cash and cash equivalents and inventories.

In turn, total liabilities increased by MU.S.$ 981 principally driven by increases in financial liabilities for bank borrowings, U.F. bond issuances and lease liabilities, which were offset by lower balances of deferred tax liabilities, non-financial liabilities and trade and other current payables.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	12-31-2023	12-31-2022
Current liquidity (current assets / current liabilities)	2.02	2.47
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.16	1.29

Debt indicators	12-31-2023	12-31-2022
Debt to equity ratio (total liabilities / equity)	1.24	1.08
Short-term debt to total debt (current liabilities / total liabilities)	0.21	0.17
Long-term debt to total debt (non-current liabilities / total liabilities)	0.79	0.83

	12-31-2023	12-31-2022
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	(0.03)	5.22

Activity ratio	12-31-2023	12-31-2022
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.66	2.59
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.31	3.23
Inventory permanence-days ((inventories + biological assets) /cost of sales)	135.50	139.26
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	108.89	111.46

As of December 31, 2023, the short-term debt to total debt ratio represented 21% of total liabilities (17% as of December 31, 2022).

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Our financial expenses coverage ratio decreased from 5.22 to (0.03), mainly due to the losses before taxes generated for the twelve-months period ended December 31, 2023, compared to the profits before taxes generated in the same period of 2022.

b)	Statement of profit or loss

Profit before income tax

We recorded a loss before income tax of approximately MU.S.$ 386 compared to a profit of approximately MU.S.$ 846 in the same period of 2022. The variation of MU.S.$ 1,232 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(1,560)
Distribution and administrative expenses	218
Other income and expenses	366
Others	(256)
Net change in profit (loss) before income tax	(1,232)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

	12-31-2023	12-31-2022
Revenues	ThU.S.$	ThU.S.$
Pulp	2,800,910	2,990,641
Wood	3,210,286	4,110,748
Other	623	681
Total revenues	6,011,819	7,102,070

	12-31-2023	12-31-2022
Sales costs	ThU.S.$	ThU.S.$
Wood	1,068,662	859,811
Forestry work and other services	692,518	623,902
Depreciation and amortization	563,326	448,787
Other operating costs	2,419,589	2,341,996
Total sales costs	4,744,095	4,274,496

Profitability index	12-31-2023	12-31-2022
Profitability on equity	(4.41)	8.76
Profitability on assets	(2.04)	4.16
Return on operating assets	(0.30)	7.94

Profitability ratios	12-31-2023	12-31-2022
Earnings per share (U.S.$) (1)	(2.9762)	5,8476
Profit after tax (ThU.S.$) (2)	(358,527)	704,226
Gross profit (loss) (ThU.S.$)	1,267,724	2,827,574
Finance costs (ThU.S.$)	(373,496)	(200,336)

(1)     Average earnings per share refer to the profit to net equity to parent company.

(2)     Includes non-controlling interest.

	12-31-2023	12-31-2022
EBITDA	ThU.S.$	ThU.S.$
Profit (loss)	(358,527)	704,226
Finance costs	373,496	200,366
Finance income	(131,666)	(72,116)
Income tax expense	(27,293)	142,121
EBIT	(143,990)	974,597
Depreciation and amortization	661,068	507,029
EBITDA	517,078	1,481,626
Cost at fair value of the harvest	487,778	431,845
Gain from changes in fair value of biological assets	(264,477)	(12,932)
Gains (losses) on exchange difference on translation	194,739	77,067
Others*	90,858	189,214
Adjusted EBITDA	1,025,976	2,166,820

* This net amount corresponds mainly to forest fires (net of insurance claims) and provisions for assets impairments.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the fourth quarter of 2023 increased by 10% compared to the same period of 2022. There was an increase in sales volume offset by a decrease in price. In the accumulated annual result as of December 2023, turnover was 7% lower compared to the same period of the 2022, due to lower invoice prices, and slightly offset by an increase in volume. In terms of grades, all prices were lower, except for Fluff.

During the fourth quarter of 2023, the pulp market remained relatively stable in demand and supply. Notwithstanding the above, it was possible to increase the prices of long and short fiber in most markets. Total global short fiber inventories started the quarter at low level and increased slightly as the months progressed, unlike long fiber inventories, which remained at the same level for almost the entire quarter.

In China, the pulp market also remained stable in demand during the quarter. However, demand for paper has deteriorated slightly. The operating rates and prices of different types of papers have decreased or in some cases remained unchanged. The pulp supply decreased by some producers. Additionally, delays in deliveries and longer navigation times from certain origins were also seen towards the end of the quarter. Pulp inventories in Chinese ports have remained stable. Long and short fiber pulp prices Increased throughout the quarter.

In Europe, pulp demand from papermakers began to improve during the last quarter of 2023. Paper mills increased their operating rates after several weekly shutdowns throughout the third quarter, which resulted in an increase in pulp purchase volumes by some paper industries. However, pulp inventories decreased throughout the last quarter of 2023, which was one of the main reasons, together with price differential with China, for price increases in short fiber throughout the last quarter of 2023. As of December 2023, the price of short fiber increased on average by 25% compared to September 2023.

The textile pulp market improved in the last quarter compared to the third quarter of 2023, and its average price was higher than that of the third quarter. However, the market was more complicated, mainly due to end customers founding themselves with low demand for their products, which caused viscose producers to be more reluctant to price increases in textile pulp in this quarter.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Production during the fourth quarter of 2023 was affected by the shutdown of the Esperanza mill and line 2 of Arauco, which both produced bleached long fiber.

Wood Products Business

Sawn timber

Sawn timber sales continued to decline during the last quarter of 2023 when compared to the same period of 2022. However, this drop was smaller compared to the drop observed throughout the year 2023. Generally speaking, markets continue to show the effects of lower economic activity, reflected in diminished volumes and prices. China continued to be affected by a sluggish local economy and reduced demand in construction, retail, and furniture. The same trend was shown in other countries. However, some inventories began to show positive signs and, with lower interest rates in some countries, some markets are now having moderate optimism towards the first half of 2024.

In Remanufacturing in the U.S., demand remained stable during this last quarter of 2023. However, given the excess supply in the different products and negative seasonality, the markets remained slow. Towards the first half of 2024, a slight improvement is expected in the different markets due to seasonality and an improvement in customer inventories.

Plywood

During the fourth quarter of 2023, sales were lower than in the same quarter of 2022. However, sales during the last quarter fell by less than the last year sales. In general, the decline was a result of the slow economies, depressed construction (also affected by higher interest rates), fallen retail in some countries and oversupply in some producing countries. A slight improvement is expected for the first half of 2024, given that some countries are lowering their production and due to higher consumption as a result of seasonality, lower rates, etc.

Panels (MDF, PB, Melamine)

During this fourth quarter of 2023, lower sales were observed than in the same quarter of 2022 and volumes and prices continued to be affected by the depressed economies and excess supply from Brazil to the rest of the region, especially in MDF. The oversupply is expected to continue in the coming months, to a greater extent in MDF. However, on the demand side, it should show a slight recovery as different economies in the region reactivate.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	740,427	1,700,492

Cash flows from (used in) financing activities:	645,667	(527,219)
Obtaining and paying borrowings and bonds	1,008,451	(79,620)
Payments of lease liabilities	(73,806)	(65,000)
Dividends paid	(282,728)	(380,969)
Others	(6,250)	(1,630)
	(1,333,124)	(1,469,976)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(832,611)	(1,238,565)
Purchase and sale of biological assets	(405,809)	(248,275)
Purchase and sale of intangible assets	(6,401)	(5,937)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(34,950)	(7,977)
Dividends received	4,265	33,980
Others	(57,618)	(3,202)
Positive (negative) net cash flow	52,970	(296,703)

Our cash flow from operating activities decreased to MU.S.$ 740 for the current period (compared to the positive balance of MU.S.$ 1,700 for the same period in 2022), resulting mainly from a lower revenue from customer collections in the current period.

The cash flow from financing activities showed a positive balance of MU.S.$ 646 for the current period (compared to the negative balance of MU.S.$ 527 for the same period in 2022). This was mainly due to an increase in liabilities for borrowings and bonds, which was partially offset by financial debts payments.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 1,333 (compared to a negative balance of MU.S.$ 1,470 for the same period of 2022), mainly due to a decrease in payments for purchases of property, plant and equipment, which was partially offset by an increase in payments for purchases related to forest plantations.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of December 31, 2023, a ratio of fixed rate debt to total consolidated debt of approximately 94.1%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of December 31, 2023 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2023	12-31-2022
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	570,008	667,207
Other current financial assets	23	45,604	15,350
Other current non-financial assets	25	240,254	206,059
Trade and other current receivables	23	997,902	873,295
Accounts receivable from related companies	13-23	2,616	7,563
Current inventories	4	1,399,846	1,470,011
Current biological assets	20	370,957	330,435
Current tax assets	6	119,031	203,722
Total current assets other than assets or disposal groups classified as held for sale		3,746,218	3,773,642
Non-current assets or disposal groups classified as held for sale	22	429,360	1,279
Total current assets		4,175,578	3,774,921
Non-current assets
Other non-current financial assets	23	33,512	63,321
Other non-current non-financial assets	25	106,174	92,514
Non-current receivables	23	101,501	32,674
Investments accounted for using equity method	15-16	423,611	365,671
Intangible assets other than goodwill	19	66,431	73,439
Goodwill	17	55,891	54,800
Property, plant and equipment	7	9,607,116	9,542,335
Right of use assets	8	600,361	306,487
Non-current biological assets	20	2,651,622	2,864,935
Deferred tax assets	6	88,567	9,011
Total non-current assets		13,734,786	13,405,187
Total assets		17,910,364	17,180,108

The accompanying notes are an integral part of these consolidated financial statements.

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2023	12-31-2022
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	1,082,525	375,451
Current lease liabilities	8-23	47,242	36,784
Trade and other current payables	23	760,455	812,838
Accounts payable to related companies	13-23	6,958	14,280
Other short-term provisions	18	3,905	9,513
Current tax liabilities	6	13,318	26,869
Current provisions for employee benefits	10	7,863	7,571
Other current non-financial liabilities	25	50,148	242,978
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,972,414	1,526,284
Liabilities included in disposal groups classified as held for sale	22	99,328	-
Total current liabilities		2,071,742	1,526,284
Non-current liabilities
Other non-current financial liabilities	13-23	5,521,568	5,155,371
Non-current lease liabilities	8-23	512,140	227,440
Non-current payables		50,577	20,116
Non-current accounts payable to related companies	23	22,981	6,731
Other long-term provisions	18	28,651	40,706
Deferred tax liabilities	6	1,543,624	1,785,915
Non-current provisions for employee benefits	10	86,462	87,689
Other non-current non-financial liabilities	25	63,590	69,872
Total non-current liabilities		7,829,593	7,393,840
Total liabilities		9,901,335	8,920,124
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,034,963	8,500,901
Other reserves		(836,135)	(1,049,724)
Equity attributable to parent company		8,002,446	8,254,795
Non-controlling interests		6,583	5,189
Total equity		8,009,029	8,259,984
Total equity and liabilities		17,910,364	17,180,108

The accompanying notes are an integral part of these consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – December
		2023	2022
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	6,011,819	7,102,070
Cost of sales	3	(4,744,095)	(4,274,496)
Gross profit (loss)		1,267,724	2,827,574
Other income	3	573,017	100,129
Distribution costs	3	(693,039)	(922,226)
Administrative expenses	3	(624,326)	(613,608)
Other expense by function	3	(480,336)	(373,889)
Profit (loss) from operating activities		43,040	1,017,980
Finance income	3	131,666	72,116
Finance costs	3	(373,496)	(200,366)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	7,709	33,684
Gains (losses) on exchange differences on translation		(194,739)	(77,067)
Profit (loss) before income tax		(385,820)	846,347
Income tax (expense) benefit	6	27,293	(142,121)
Net profit (loss)		(358,527)	704,226
Net profit attributable to
Net profit (loss) attributable to parent company		(358,560)	704,480
Net profit (loss) attributable to non-controlling interests		33	(254)
Net profit (loss)		(358,527)	704,226

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations		(2.9762352)	5.8475518
Basic and diluted earnings (loss) per share		(2.9762352)	5.8475518

The accompanying notes are an integral part of these consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - December
		2023	2022
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		(358,527)	704,226
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(2,726)	(20,011)
Other comprehensive income that will not be reclassified to profit or loss before tax		(2,726)	(20,011)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	121,470	57,867
Other comprehensive income before tax exchange differences on translation		121,470	57,867
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(72,816)	186,911
Reclassification adjustments on cash flow hedges before tax	23	(1,634)	(9,577)
Other comprehensive income before tax cash flow hedges		(74,450)	177,334
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		308	9,968
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		308	9,968
Other Comprehensive income that will be reclassified to profit or loss before tax		47,328	245,169
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	736	5,403
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		736	5,403
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6-22	135,171	-
Income tax relating to cash flow hedges of other comprehensive income	6	19,610	(50,587)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(218)	(2,396)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		154,563	(52,983)
Other comprehensive income (loss)		199,901	177,578
Total comprehensive income (loss)		(158,626)	881,804

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		(158,848)	882,057
Comprehensive income (loss), attributable to non-controlling interests		222	(253)
Total comprehensive income (loss)		(158,626)	881,804

The accompanying notes are an integral part of these consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	(358,560)	(358,560)	33	(358,527)
Other comprehensive income, net of tax	-	256,452	(54,840)	(1,990)	90	199,712	-	199,712	189	199,901
Comprehensive income	-	256,452	(54,840)	(1,990)	90	199,712	(358,560)	(158,848)	222	(158,626)
Equity issue	-	-	-	-	-	-	-	-	1,376	1,376
Dividends	-	-	-	-	-	-	(92,719)	(92,719)	(204)	(92,923)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,877	13,877	(13,877)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(782)	(782)	-	(782)
Changes in equity	-	256,452	(54,840)	(1,990)	13,967	213,589	(465,938)	(252,349)	1,394	(250,955)
Closing balance at 12-31-2023	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029

12-31-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	704,480	704,480	(254)	704,226
Other comprehensive income, net of tax	-	57,866	126,747	(14,608)	7,572	177,577	-	177,577	1	177,578
Comprehensive income	-	57,866	126,747	(14,608)	7,572	177,577	704,480	882,057	(253)	881,804
Dividends	-	-	-	-	-	-	(437,995)	(437,995)	(2,329)	(440,324)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,769	13,769	(13,769)	-	-	-
Changes in equity	-	57,866	126,747	(14,608)	21,341	191,346	252,716	444,062	(2,582)	441,480
Closing balance at 12-31-2022	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984

The accompanying notes are an integral part of these consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,211,313	7,630,153
Receipts from rents and subsequent sales of such assets	16,509	3,815
Other cash receipts from operating activities	702,283	551,357
Classes of cash payments
Payments to suppliers for goods and services	(5,049,907)	(5,244,822)
Payments to and on behalf of employees	(736,789)	(656,540)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(10,848)	(27,405)
Other cash payments from operating activities	(174,824)	(167,533)
Interest paid	(328,317)	(259,052)
Interest received	137,480	76,581
Income taxes (paid) refunded	(28,463)	(204,954)
Other inflows (outflows) of cash, net	1,990	(1,108)
Net cash flow from (used in) operating activities	740,427	1,700,492

Cash flows from (used in) investing activities

Cash flow used in the purchase of non-controlling interests	-	(14)
Other cash receipts from sales of equity or debt instruments of other entities classified as investing activities	-	1,878
Other cash payments to acquire equity or debt instruments of other entities classified as investing activities	(23,728)	(9,665)
Other cash payments to acquire interests in joint ventures	(11,222)	(176)
Loans to related entities	-	(3,304)
Proceeds from sales of property, plant and equipment	11,859	33,177
Purchase of property, plant and equipment	(844,470)	(1,271,742)
Proceeds from sales of intangible assets	281	314
Purchase of intangible assets	(6,682)	(6,251)
Proceeds from other long-term assets	6,088	51,934
Purchase of other long-term assets	(411,897)	(300,209)
Dividends received	4,265	33,980
Other inflows (outflows) of cash, net	(57,618)	102
Cash flows from (used in) investing activities	(1,333,124)	(1,469,976)

Cash flows from (used in) financing activities

Total proceeds from borrowings	2,126,607	318,357
Proceeds from long-term borrowings	1,160,649	82,207
Proceeds from short-term borrowings	965,958	236,150
Repayments of borrowings	(1,118,156)	(397,977)
Payments of lease liabilities	(73,806)	(65,000)
Dividends paid	(282,728)	(380,969)
Other inflows (outflows) of cash, net	(6,250)	(1,630)
Cash flows from (used in) financing activities	645,667	(527,219)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	52,970	(296,703)
Effect of exchange rate changes on cash and cash equivalents	(150,169)	(47,190)
Net increase (decrease) of cash and cash equivalents	(97,199)	(343,893)
Cash and cash equivalents, at the beginning of the period	667,207	1,011,100
Cash and cash equivalents, at the end of the period	570,008	667,207

The accompanying notes are an integral part of these consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the consolidated financial statements as of December 31, 2023 and 2022

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, which was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2023, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

-	Consolidated statements of financial position as of December 31, 2023 and 2022.
-	Consolidated statements of profit or loss for the periods ended December 31, 2023 and 2022.
-	Consolidated statements of comprehensive income for the periods ended December 31, 2023 and 2022.
-	Consolidated statements of changes in equity for the periods ended December 31, 2023 and 2022.
-	Consolidated statements of cash flows for the periods ended December 31, 2023 and 2022.
-	Explanatory disclosures (notes).

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the consolidated financial statements

As of December 31, 2023 and 2022 and for the twelve-months period ended December 31, 2023 and 2022.

Date of Approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 708 on February 28, 2024.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)       Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)       Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

c)       Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)       Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)       Functional currency

(i)       Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

(ii)       Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

(iii)       Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)       Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)       Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

h)        Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)        Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)        Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

k)        Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)        Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)        Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)   Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)   Water rights, easements and other rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)  Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)        Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)        Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)        Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)        Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)        Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

s)        Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)        Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)        Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The current policy is that an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v)        Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)        Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)        Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

y)        Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

z)        Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12	Deferred tax related to assets and liabilities arising from a single transaction, require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.	January 1, 2023

IAS 1	Presentation of financial statements	January 1, 2023
Clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (for example, the receipt of a waiver or a breach of agreement).

IAS 12	International tax reform - pillar two model rules	January 1, 2023
These amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. The deferred tax exemption and disclosure of the fact that the exception has been applied, is effective immediately. The other disclosure requirements are effective annual periods beginning on or after 1 January 2023.

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Non-current liabilities with covenants	January 1, 2024
Clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

IFRS 16	Leases on sale and leaseback	January 1, 2024
include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

IAS 7 and IFRS 7	Statements of cash flows and financial instruments	January 1, 2024
Require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

IAS 21	Lack of Exchangeability	January 1, 2025
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2023, there had been no changes in the accounting policies with respect to the 2022 financial year.

Changes to accounting estimates

As of December 31, 2023, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2022 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of December 31, 2023, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

At the date of these consolidated financial statements the share capital of Arauco was ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	12-31-2023	12-31-2022
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618

	12-31-2023	12-31-2022
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350

b)	Dividends paid

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid with a charge to the profits of the year 2022, which represented 20% of the distributable net profit as of September 31, 2022.

In May 2022 a definitive dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

The amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity for the year ended December 31, 2022, contains the minimum dividend provision of an additional and extraordinary 10% to be paid for the profits of the parent company of 2022, approved in April 2023. As of December 31, 2023, there was no minimum dividend provision for the 2023 losses.

See Note 26 for details.

As of December 31, 2023, ThU.S.$ 282,728 are shown in the line of dividends paid of the statements of cash flows (ThU.S.$ 380,969 as of December 31, 2022), of which ThU.S.$ 279,622 (ThU.S.$ 376,103 as of December 31, 2022) correspond to the original amount in U.S. dollars of the dividends’ payment from the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.527060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

d) Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the twelve-months period ended December 31, 2023 and 2022 are as follows:

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	573,017	100,129
Gain from changes in fair value of biological assets (Note 20)	264,477	12,932
Net income from insurance compensation	204,966	2,046
Revenue from export promotion	943	1,157
Lease income	10,158	3,447
Gain on sales of assets	27,755	48,653
Access easement	488	905
Recovery of tax credits	7,102	-
Compensations received	7,285	221
Reversal of impairment loss assets	6,886	2,288
Reimbursement provisions (legal and others)	12,322	4,524
Other operating income	30,635	23,956

Classes of Other Expenses by function
Total Other Expenses by function	(480,336)	(373,889)
Depreciation	(1,494)	-
Provision legal expenses	(14,398)	(10,478)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(110,559)	(170,207)
Operating expenses related to restructuring or from plants stoppage or closed	(236,525)	(82,337)
Expenses related to projects	(13,975)	(27,837)
Loss of asset sales	(12,389)	(12,575)
Loss and repair of assets	(11,076)	(12,585)
Loss of forest due to fires	(25,101)	(17,127)
Other Taxes	(20,977)	(20,413)
Research and development expenses	(3,939)	(4,432)
Fines, readjustments and interest	(1,146)	(6,142)
Loss of tax credits	(4,287)	(212)
Other expenses	(24,470)	(9,544)

Classes of Finance Income
Total Finance Income	131,666	72,116
Finance income by mutual funds - term deposits	113,522	60,054
Finance income resulting from derivatives	8	39
Other finance income	18,136	12,023

Classes of Finance Costs
Total Finance Costs	(373,496)	(200,366)
Interest expense, Bank borrowings	(78,753)	(20,827)
Interest expense, Bonds	(214,079)	(114,297)
Interest expense resulting from derivatives	(26,800)	(17,774)
Interest expense for right-of-use	(19,995)	(9,825)
Other finance costs	(33,869)	(37,643)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	7,709	33,684
Investments in associates	3,990	7,069
Investments in joint ventures	3,719	26,615

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – December
	2023	2022
Cost of sales (*)	ThU.S.$	ThU.S.$
Timber	1,068,662	859,811
Forestry labor costs and other services	692,518	623,902
Depreciation and amortization	535,244	408,248
Depreciation for right of use	28,082	40,539
Maintenance costs	355,389	319,100
Chemical costs	649,413	712,331
Sawmill costs	122,748	117,786
Other raw materials	285,828	315,078
Other indirect costs	233,903	169,423
Energy and fuel	275,732	243,986
Cost of electricity	65,191	46,902
Staff expenses	431,385	417,390
Total	4,744,095	4,274,496

(*) Total amount is comprised of the cost of inventory sales for ThU.S.$ 4,616,212 as of December 31, 2023 (ThU.S.$ 4,185,527 as of December 31, 2022) and the cost of rendering services for ThU.S.$ 127,883 as of December 31, 2023 (ThU.S.$ 88,969 as of December 31, 2022).

	January - December
	2023	2022
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	41,966	37,652
Commissions	15,400	12,607
Insurance	7,186	6,813
Provision for doubtful accounts	3,094	(462)
Other selling costs	16,286	18,694
Shipping and freight costs	651,073	884,574
Port services	61,802	69,478
Freights	528,218	743,590
Depreciation for right of use	1,184	2,975
Shipping internment, warehousing, stowage, customs and other costs	59,869	68,531
Total	693,039	922,226

	January - December
	2023	2022
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	245,822	255,378
Marketing, advertising, promotion and publications expenses	14,542	16,105
Insurances	54,173	26,009
Depreciation and amortization	43,075	33,155
Depreciation for right of use	7,361	7,103
Computer services	37,859	39,827
Lease of offices, other property and vehicles	7,854	5,079
Donations, contributions, scholarships	10,983	11,510
Fees (legal and technical advisors)	35,831	34,322
Property taxes, city permits and rights	32,639	27,410
Cleaning services, security services and transportation	28,381	31,069
Third-party variable services (maneuvers, logistics)	38,537	54,547
Basic services (electricity, telephone, water)	7,323	6,044
Maintenance and repair	6,933	7,926
Seminars, courses, training materials	2,637	3,498
Travels, clothing and safety equipment, environmental expenses, audits and others	50,376	54,626
Total	624,326	613,608

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	12-31-2023	12-31-2022
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	141,554	199,174
Production supplies	202,924	209,396
Work in progress	84,644	70,625
Finished goods	721,267	769,558
Spare parts	249,457	221,258
Total inventories	1,399,846	1,470,011

Inventories recognized as cost of sales as of December 31, 2023 were ThU.S.$ 4,616,212 (ThU.S.$ 4,185,527 as of December 31, 2022).

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of December 31, 2023, a net decrease of inventories was recognized associated with a higher provision of ThU.S.$ 33,361 (ThU.S.$ 11,880 as of December 31, 2022). As of December 31, 2023, the amount of provision arises to the sum of ThU.S.$ 110,731 (ThU.S.$ 77,370 as of December 31, 2022).

As of December 31, 2023, there were inventory write-offs of ThU.S.$ 3,614 (ThU.S.$ 4,865 as of December 31, 2022) which are presented in the consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, no inventories were pledged as security.

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2023	12-31-2022
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	60	64
Balances with Banks	337,973	298,513
Short-term deposits	99,167	258,566
Mutual funds	132,808	110,064
Total	570,008	667,207

The risk classification of the Company’s mutual funds as of December 31, 2023 and 2022 is shown below.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
AAAfm	83,712	24,933
No classification	49,096	85,131
Total Mutual Funds	132,808	110,064

Changes in financial liabilities

		12-31-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,677	76,686	4,513,459	5,530,822
	(+) Borrowings obtained	1,594,613	-	531,994	2,126,607
	(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
Cash flows	(-) Commissions paid	(473)	-	(5,776)	(6,249)
	(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
	(+) Accrued interest	78,703	34,190	205,238	318,131
	(+/-) Inflation adjustment	15,395	-	(2,899)	12,496
	(+) Business combination	395	-	-	395
	(+/-) Changes in fair value	-	32,472	-	32,472
	(+/-) Other movements	12,055	-	3,723	15,778
	Closing balance	1,499,051	108,004	4,997,038	6,604,093

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2022
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	991,956	296,316	4,426,033	5,714,305
	(+) Borrowings obtained	318,357	-	-	318,357
	(-) Borrowings paid	(347,459)	(9,578)	(40,940)	(397,977)
Cash flows	(-) Commissions paid	(1,656)	-	-	(1,656)
	(-) Interest paid	(18,450)	(37,141)	(193,737)	(249,328)
	(+) Accrued interest	22,679	37,039	194,200	253,918
	(+/-) Inflation adjustment	(29,757)	-	120,091	90,334
	(+/-) Changes in fair value	-	(209,936)	-	(209,936)
	(+/-) Other movements	5,007	(14)	7,812	12,805
	Closing balance	940,677	76,686	4,513,459	5,530,822

		Lease liabilities
		12-31-2023	12-31-2022
		ThU.S.$	ThU.S.$
	Opening balance January 1	264,224	163,304
	(-) Borrowings paid	(73,806)	(65,000)
Cash flows	(-) Interest paid	(20,114)	(9,724)
	(+) Accrued interest	20,445	9,753
	(+/-) Inflation adjustment	(724)	839
	(+) Business combination	134	-
	(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale	(18,795)	-
	(+) Increase due to new leases liabilities	376,259	167,370
	(+/-) Other movements	11,759	(2,318)
	Closing balance	559,382	264,224

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2023	12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	17,896
Deferred tax assets relating to investments (*)	78,061	-
Deferred tax assets relating to post-employment benefits	25,726	25,904
Deferred tax assets relating to property, plant and equipment	80,410	45,919
Deferred tax assets relating to impairment provision	12,319	13,517
Deferred tax assets relating to financial instruments	82,535	53,347
Deferred tax assets relating to tax loss carryforward	233,466	110,526
Deferred tax assets relating to inventories	25,011	20,942
Deferred tax assets relating to provisions for income	16,807	9,941
Deferred tax assets relating to allowance for doubtful accounts	2,384	2,472
Deferred tax assets relating to intangible revaluation	35	1,466
Deferred tax assets relating to other deductible temporary differences	39,067	25,777
Total deferred tax assets	609,829	327,707
Offsetting presentation	(521,262)	(318,696)
Net effect	88,567	9,011

(*) See explanatory text in note 22

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 956,949 (ThU.S.$ 443,250 as of December 31, 2022), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 251,396 (ThU.S.$ 125,391 as of December 31, 2022) of non-recoverable tax losses mainly from subsidiaries in USA and Netherlands. These companies in Uruguay have certain assets for which deferred tax assets have not been recognized, which total ThU.S.$ 40,059. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2023	12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,394,892	1,415,173
Deferred tax liabilities relating to financial instruments	46,975	33,749
Deferred tax liabilities relating to biological assets	475,592	527,988
Deferred tax liabilities relating to inventory	57,619	56,531
Deferred tax liabilities relating to prepaid expenses	36,837	37,760
Deferred tax liabilities relating to intangible	10,420	10,173
Deferred tax liabilities relating to other taxable temporary differences	42,551	23,237
Total deferred tax liabilities	2,064,886	2,104,611
Offsetting presentation	(521,262)	(318,696)
Net effect	1,543,624	1,785,915

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 19,610 as of December 31, 2023 (credit of ThU.S.$ 50,587 as of December 31, 2022), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2023	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carryforward	110,526	121,522	-	3,516	(3,387)	1,289	233,466
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,887	-	-	(239)	642	39,067
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

	Opening balance 01-01-2023	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,173	(9,894)	-	-	(15,638)	5,251	1,394,892
Deferred tax liabilities relating to financial instruments	33,749	15,439	(2,213)	-	-	-	46,975
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

	Opening balance 01-01-2022	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	13,987	3,767	-	142	17,896
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	-	-	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	-	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carryforward	24,972	84,068	-	1,624	110,664
Deferred tax Assets relating to inventories	18,793	2,120	-	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	-	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	-	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	-	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	-	-	-
Deferred tax Assets relating to other deductible temporary differences	24,328	509	-	802	25,639
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

	Opening balance 01-01-2022	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	-	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	-	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	-	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	-	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	-	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	-	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2022		12-31-2022
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	376,363	-	217,181	-
Deferred tax assets - tax loss carryforward	233,466	-	110,526	-
Deferred tax liabilities	-	2,064,886	-	2,104,611
Total	609,829	2,064,886	327,707	2,104,611

	January – December
	2023	2022
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$
Deferred tax assets	8,275	(4,214)
Deferred tax assets - tax loss carryforward	121,522	83,930
Deferred tax liabilities	(25,783)	(66,979)
Total	104,014	12,737

Income tax expense

Income tax expense consists of the following:

	January - December
	2023	2022
Income tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(122,530)	(350,143)
Tax benefit arising from tax credit used to reduce current tax expense	34,671	126,545
Prior period current income tax adjustments	(11,037)	4,716
Other current benefit tax (expenses)	22,175	64,024
Current tax expense, net	(76,721)	(154,858)

Deferred tax expense relating to origination and reversal of temporary differences	(17,508)	(71,193)
Tax benefit arising from tax credits used to reduce deferred tax expense	121,522	83,930
Total deferred tax benefit (expense), net	104,014	12,737
Total income tax benefit (expense)	27,293	(142,121)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of December 31, 2023 and 2022:

	January – December
	2023	2022
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(57,856)	(96,745)
Domestic current income tax expense	(18,865)	(58,113)
Total current income tax expense	(76,721)	(154,858)

Foreign deferred tax benefit (expense)	(28,941)	64,462
Domestic deferred tax benefit (expense)	132,955	(51,725)
Total deferred tax benefit (expense)	104,014	12,737

Total income tax benefit (expense)	27,293	(142,121)

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
	2023	2022
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%
Tax expense at statutory tax rate	104,171	(228,514)
Tax effect of foreign tax rates	2,418	8,853
Tax effect of income exempt from taxation	85,540	80,229
Tax effect of not deductible expenses	(61,380)	(40,149)
Tax rate effect of previously unrecognized tax loss	-	81
Tax effect of a new evaluation of deferred tax assets (**)	(79,121)	1,557
Tax effect of tax provided in excess in prior periods	(11,037)	4,716
Other tax rate effects (*)	(13,298)	31,106
Total adjustments to tax expense at applicable tax rate	(76,878)	86,393
Tax benefit (expense) at effective tax rate	27,293	(142,121)

(*) This line includes mainly the tax effect generated by exchange differences on translation of tax bases.

(**) Correspond mainly to deferred tax associated with the future sale of net assets in Brazil (see note 22).

Arauco has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar 2 Rules”, whereby multinational groups are required to pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s parent company is based), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the prospective impact of its application following its entry into force (January 1, 2024). We note that, at the closing of these financial statements, the group does not present current tax expenses (income) related to Pillar 2 income tax, since the aforementioned legislation will take effect from subsequent fiscal years. Arauco applies the exception to recognize and disclose information on deferred tax assets and liabilities related to Pillar 2 income taxes, as provided in the amendments to IAS 12 issued in May 2023.

In view of the fact that Arauco has subsidiaries in the United Kingdom and the Netherlands, jurisdictions where the relevant legislation has already been enacted, estimates have been made to determine the potential impacts on the taxes to be paid by Arauco starting in 2024. As of the date of these financial statements, it is estimated that this legislation will have no impact whatsoever, or that this will not be material. However, due to the complexity of this new legislation, it is possible that there are certain implications that have not yet been foreseen.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	12-31-2023	12-31-2022
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	18,065	21,974
Income tax receivable	91,027	181,705
Provision tax income	(35,886)	(25,341)
Other tax receivables	45,825	25,384
Total	119,031	203,722

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023	12-31-2022
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	45,703	256,164
Monthly Provisional Payments and other tax receivables	(31,154)	(231,846)
Other tax payables	(1,231)	2,551
Total	13,318	26,869

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	611,424	3,592,689
Land	882,222	893,237
Buildings	3,774,756	2,085,868
Plant and equipment	4,074,957	2,760,925
Information technology equipment	42,659	22,642
Fixtures and fittings	12,795	11,017
Motor vehicles	50,678	45,927
Other property, plant and equipment	157,625	130,030
Total net	9,607,116	9,542,335

Property, plant and equipment, gross
Construction work in progress	611,424	3,592,689
Land	882,222	893,237
Buildings	6,425,405	4,510,660
Plant and equipment	8,947,315	7,220,981
Information technology equipment	136,672	108,645
Fixtures and fittings	54,560	49,861
Motor vehicles	108,528	98,126
Other property, plant and equipment	175,501	147,277
Total gross	17,341,627	16,621,476

Accumulated depreciation and impairment
Buildings	(2,650,649)	(2,424,792)
Plant and equipment	(4,872,358)	(4,460,056)
Information technology equipment	(94,013)	(86,003)
Fixtures and fittings	(41,765)	(38,844)
Motor vehicles	(57,850)	(52,199)
Other property, plant and equipment	(17,876)	(17,247)
Total	(7,734,511)	(7,079,141)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2023, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	239,815	363,504

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2023 and 2022:

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Changes
Additions	1,076,619	2,003	13,230	26,102	815	808	462	18,115	1,138,154
Disposals	(18)	(9,747)	(1,571)	(2,788)	(221)	(273)	(62)	(17)	(14,697)
Withdrawals	(2,573)	(391)	(569)	(5,319)	(286)	(15)	(80)	(351)	(9,584)
Depreciation	-	-	(132,521)	(305,572)	(6,326)	(3,071)	(4,477)	(1,144)	(453,111)
Impairment loss recognized in profit or loss	-	-	(25,611)	(118,026)	4	(521)	-	-	(144,154)
Increase (decrease) through net exchange differences	53	11,769	10,308	36,234	143	82	503	646	59,738
Reclassification of assets held for sale	-	347	68	(437)	-	-	-	-	(22)
Increase (decrease) through transfers from construction in progress	(304,266)	791	57,216	210,682	4,997	444	29,996	140	-
Reclassification from lease to property, plant and equipment	-	-	-	4,438	-	-	5,907	-	10,345
Total changes	769,815	4,772	(79,450)	(154,686)	(874)	(2,546)	32,249	17,389	586,669
Closing balance 12-31-2022	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended December 31, 2023 and 2022 was as follows:

	January - December
	2023	2022
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	535,244	408,248
Administrative expenses	29,009	18,413
Other expenses	46,122	15,009
Total	610,375	441,670

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	460,386	195,290
Buildings	16,412	16,731
Plant and equipment	60,993	66,709
Information technology equipment	186	157
Motor vehicles	50,869	24,437
Other property, plant and equipment	11,515	3,163
Total net	600,361	306,487

Property, plant and equipment by right of use, gross

Land	493,297	230,231
Buildings	35,183	32,610
Plant and equipment	85,252	86,870
Information technology equipment	412	630
Motor vehicles	223,708	175,261
Other property, plant and equipment	12,666	3,723
Total gross	850,518	529,325

Accumulated depreciation and impairment by right of use

Land	(32,911)	(34,941)
Buildings	(18,771)	(15,879)
Plant and equipment	(24,259)	(20,161)
Information technology equipment	(226)	(473)
Motor vehicles	(172,839)	(150,824)
Other property, plant and equipment	(1,151)	(560)
Total	(250,157)	(222,838)

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2023 and 2022:

Reconciliation of property, plant and	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

Reconciliation of property, plant and	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	135,407	2,531	56,720	148	-	7,827	305	202,938
Withdrawals	-	(1,101)	(15)	-	(203)	(4)	-	(1,323)
Depreciation	(12,660)	(5,400)	(7,174)	(229)	(15)	(38,596)	(1,334)	(65,408)
Increase (decrease) through net exchange differences	159	22	8	14	-	117	-	320
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(10,346)	(10,346)
Increase (decrease) through others	-	(3)	(28)	-	-	-	231	200
Total changes	122,906	(3,951)	49,511	(67)	(218)	(30,656)	(11,144)	126,381
Closing balance 12-31-2022	195,290	16,731	66,709	157	-	24,437	3,163	306,487

The depreciation expense for the period ending December 31, 2023 and 2022 recognized in property, plant and equipment by right of use is as follows:

	January - December
	2023	2022
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	28,082	40,539
Distribution costs	1,184	2,975
Administrative expenses	7,361	7,103
Total	36,627	50,617

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	205,083	208,812
Expenses from low value leases	3,899	6,696
Expenses from short-term leases	34,574	34,857
Total	243,556	250,365

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
More than six years	-	-	-
Total	85,540	4,615	80,925

	12-31-2022
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	5,067	-	5,067
Between one and six years	25,750	1,882	23,868
More than six years	-	-	-
Total	30,817	1,882	28,935

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
	2023	2022
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,869,341	6,997,617
Revenue from rendering of services	142,478	104,453
Total	6,011,819	7,102,070

The reportable segments revenues by business area and by geographical area are presented in Note 24.

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Employee expenses	747,288	718,990
Wages and salaries	717,548	697,833
Severance indemnities	29,740	21,157

	12-31-2023	12-31-2022
Discount rate	3.23%	3.02%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(6,203)
Decrease in 100 bps	7,114

Wage growth rates
Increase in 100 bps	6,177
Decrease in 100 bps	(5,459)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2023 and 2022:

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current	7,863	7,571
Non-current	86,462	87,689
Total	94,325	95,260

Reconciliation of the present value of severance	12-31-2023	12-31-2022
indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	95,260	72,560
Current service cost	9,833	6,832
Interest cost	4,737	3,673
(Gains) losses from changes in actuarial assumptions	131	727
Actuarial gains and losses arising from experience	2,595	19,285
Benefits paid	(16,197)	(7,561)
Increase (decrease) for foreign currency exchange rates changes	(2,034)	(256)
Closing balance	94,325	95,260

The average staffing as of December 31, 2023 was 18,636 people.

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	14	-	-	174	-	-	2,428	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,938	37,431	323,030	106,928	119,044	13,848	387,144	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,045	37,431	752,227	106,928	119,100	13,848	387,144	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	71,784	-	28,415	4,965	620	8	382	-	106,174
Trade and other non-current receivables	13,613	-	21,614	-	-	-	1,889	64,385	101,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,810	252,753	1,818,701	111,893	283,473	13,856	426,638	82,240	17,910,364

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	6,868	61	25,086	3,014	7,827	1	7,291	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,120,087	91,504	150,205	49,913	28,042	14,676	414,526	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,120,087	91,504	249,533	49,913	28,042	14,676	414,526	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	15,400	-	-	-	-	-	7,581	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,289,086	-	29,744	-	7,193	-	217,601	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	4,896,050	342,068	639,542	25,358	10,063	130	350,876	1,565,506	7,829,593

Total liabilities	6,016,137	433,572	889,075	75,271	38,105	14,806	765,402	1,668,967	9,901,335

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	395,254	4,884	103,829	97,859	28,564	26,793	10,024	-	667,207
Other current financial assets	15,350	-	-	-	-	-	-	-	15,350
Other current non-financial assets	74,898	115	17,745	5,333	2,979	7,406	97,583	-	206,059
Trade and other current receivables	614,204	36,425	50,646	33,287	33,089	1,972	97,616	6,056	873,295
Accounts receivable due from related companies	-	-	-	4,713	-	-	2,850	-	7,563
Current Inventories	1,298,649	-	130,707	-	39,353	-	1,302	-	1,470,011
Current biological assets	264,858	-	65,577	-	-	-	-	-	330,435
Current tax assets	174,287	-	8,333	10,296	9,495	1,137	174	-	203,722
Non-current assets or disposal groups classified as held for sale	2,837,500	41,424	376,837	151,488	113,480	37,308	209,549	6,056	3,773,642
Non-current assets or disposal groups classified as held for sale	1,215	-	15	-	49	-	-	-	1,279
Total current assets	2,838,715	41,424	376,852	151,488	113,529	37,308	209,549	6,056	3,774,921

Non-current assets
Other non-current financial assets	63,321	-	-	-	-	-	-	-	63,321
Other non-current non-financial assets	2,980	-	16,022	97	742	8	72,665	-	92,514
Trade and other non-current receivables	5,880	-	-	-	-	-	3,434	23,360	32,674
Investments accounted for using equity method	87,826	203,443	36,489	-	-	-	37,913	-	365,671
Intangible assets other than goodwill	71,141	-	1,940	-	358	-	-	-	73,439
Goodwill	41,408	-	13,392	-	-	-	-	-	54,800
Property, plant and equipment	9,024,490	-	389,522	-	127,120	-	1,203	-	9,542,335
Right of use assets	161,087	-	144,626	-	774	-	-	-	306,487
Non-current biological assets	2,549,796	-	315,139	-	-	-	-	-	2,864,935
Deferred tax assets	5,035	-	3,500	-	476	-	-	-	9,011
Total non-current assets	12,012,964	203,443	920,630	97	129,470	8	115,215	23,360	13,405,187

Total assets	14,851,679	244,867	1,297,482	151,585	242,999	37,316	324,764	29,416	17,180,108

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	252,091	69,139	2,810	17	-	-	-	51,394	375,451
Current lease liabilities	10,636	91	10,063	-	1,579	23	10,716	3,676	36,784
Trade and other current payables	234,226	23,277	82,988	54,078	16,791	10,476	351,646	39,356	812,838
Accounts payable to related companies	202	-	-	-	-	-	14,078	-	14,280
Other short-term provisions	7,934	-	264	-	-	-	-	1,315	9,513
Current tax liabilities	19,482	5,123	1,512	-	752	-	-	-	26,869
Current provisions for employee benefits	-	-	-	-	-	-	7,571	-	7,571
Other current non-financial liabilities	192,359	51	33,011	5,120	4,828	16	7,593	-	242,978
Total current liabilities	716,930	97,681	130,648	59,215	23,950	10,515	391,604	95,741	1,526,284

Non-current liabilities
Other non-current financial liabilities	3,637,416	386,186	67,080	-	-	-	-	1,064,689	5,155,371
Non-current lease liabilities	120,656	110	91,206	-	1,659	-	549	13,260	227,440
Other non-current payables	-	-	2,462	-	-	-	17,654	-	20,116
Non-current accounts payable to related companies	-	-	-	-	-	-	6,731	-	6,731
Other long-term provisions	1,677	-	12,512	26,517	-	-	-	-	40,706
Deferred tax liabilities	1,681,957	-	97,822	-	6,136	-	-	-	1,785,915
Non-current provisions for employee benefits	-	-	-	-	957	-	86,732	-	87,689
Other non-current non-financial liabilities	-	-	69,849	10	-	-	13	-	69,872
Total non-current liabilities	5,441,706	386,296	340,931	26,527	8,752	-	111,679	1,077,949	7,393,840

Total liabilities	6,158,636	483,977	471,579	85,742	32,702	10,515	503,283	1,173,690	8,920,124

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023			12-31-2022
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,030,309	1,041,433	2,071,742	1,241,515	284,769	1,526,284

Other current financial liabilities	124,220	958,305	1,082,525	141,110	234,341	375,451
U.S. dollar	116,665	818,617	935,282	138,283	113,808	252,091
Euros	-	72,415	72,415	-	69,139	69,139
Brazilian real	7,059	12,084	19,143	2,810	-	2,810
Argentine pesos	496	-	496	17	-	17
U.F.	-	55,189	55,189	-	51,394	51,394

Bank borrowings	86,243	388,779	475,022	109,889	167,905	277,794
U.S. dollar	79,184	304,280	383,464	107,079	98,766	205,845
Euros	-	72,415	72,415	-	69,139	69,139
Brazilian real	7,059	12,084	19,143	2,810	-	2,810

Other borrowings	37,977	569,526	607,503	31,221	66,436	97,657
U.S. dollar	37,481	514,337	551,818	31,204	15,042	46,246
Argentine pesos	496	-	496	17	-	17
U.F.	-	55,189	55,189	-	51,394	51,394

Current lease liabilities	16,911	30,331	47,242	11,339	25,445	36,784
U.S. dollar	3,184	8,031	11,215	2,799	7,837	10,636
Euros	24	71	95	24	67	91
Brazilian real	8,848	8,639	17,487	2,240	7,823	10,063
Mexican pesos	458	1,421	1,879	457	1,122	1,579
Other currencies	16	50	66	2	21	23
Chilean pesos	2,648	8,459	11,107	4,264	6,452	10,716
U.F.	1,733	3,660	5,393	1,553	2,123	3,676

Trade and other current payables	744,010	16,445	760,455	795,533	17,305	812,838
U.S. dollar	150,702	165	150,867	233,932	294	234,226
Euros	18,933	-	18,933	23,271	6	23,277
Brazilian real	72,204	16,280	88,484	66,586	16,402	82,988
Argentine pesos	46,403	-	46,403	54,078	-	54,078
Mexican pesos	18,336	-	18,336	16,188	603	16,791
Other currencies	14,609	-	14,609	10,476	-	10,476
Chilean pesos	381,289	-	381,289	351,646	-	351,646
U.F.	41,534	-	41,534	39,356	-	39,356

Accounts payable to related companies	6,958	-	6,958	14,280	-	14,280
U.S. dollar	-	-	-	202	-	202
Chilean pesos	6,958	-	6,958	14,078	-	14,078

Other short-term provisions	3,905	-	3,905	8,198	1,315	9,513
U.S. dollar	2,542	-	2,542	7,934	-	7,934
Brazilian real	-	-	-	264	-	264
Chilean pesos	18	-	18	-	-	-
U.F.	1,345	-	1,345	-	1,315	1,315

Current tax liabilities	1,567	11,751	13,318	24,251	2,618	26,869
U.S. dollar	1,562	11,751	13,313	16,864	2,618	19,482
Euros	-	-	-	5,123	-	5,123
Brazilian real	5	-	5	1,512	-	1,512
Mexican pesos	-	-	-	752	-	752

Current provisions for employee benefits	7,863	-	7,863	6,706	865	7,571
Chilean pesos	7,863	-	7,863	6,706	865	7,571

Other current non-financial liabilities	25,547	24,601	50,148	240,098	2,880	242,978
U.S. dollar	6,868	-	6,868	192,359	-	192,359
Euros	61	-	61	51	-	51
Brazilian real	2,935	22,151	25,086	33,011	-	33,011
Argentine pesos	3,014	-	3,014	5,120	-	5,120
Mexican pesos	7,827	-	7,827	4,828	-	4,828
Other currencies	1	-	1	16	-	16
Chilean pesos	4,841	2,450	7,291	4,713	2,880	7,593

Liabilities included in disposal groups classified as held for sale	99,328	-	99,328	-	-	-
Brazilian real	99,328	-	99,328	-	-	-

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023				12-31-2022
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,434,678	1,034,845	4,360,070	7,829,593	2,392,390	1,104,841	3,896,609	7,393,840

Other non-current financial liabilities	1,181,498	877,395	3,462,675	5,521,568	1,028,450	947,217	3,179,704	5,155,371
U.S. dollar	594,470	494,363	2,364,933	3,453,766	782,284	492,898	2,362,234	3,637,416
Euros	134,999	138,032	68,982	342,013	126,793	129,736	129,657	386,186
Brazilian real	155,703	30,984	-	186,687	31,943	35,137	-	67,080
U.F.	296,326	214,016	1,028,760	1,539,102	87,430	289,446	687,813	1,064,689

Bank borrowings	786,031	169,016	68,982	1,024,029	368,353	164,873	129,657	662,883
U.S. dollar	495,329	-	-	495,329	209,617	-	-	209,617
Euros	134,999	138,032	68,982	342,013	126,793	129,736	129,657	386,186
Brazilian real	155,703	30,984	-	186,687	31,943	35,137	-	67,080

Other borrowings	395,467	708,379	3,393,693	4,497,539	660,097	782,344	3,050,047	4,492,488
U.S. dollar	99,141	494,363	2,364,933	2,958,437	572,667	492,898	2,362,234	3,427,799
U.F.	296,326	214,016	1,028,760	1,539,102	87,430	289,446	687,813	1,064,689

Non-current lease liabilities	70,451	58,933	382,756	512,140	45,904	38,906	142,630	227,440
U.S. dollar	21,617	16,715	76,652	114,984	21,562	17,653	81,441	120,656
Euros	48	7	-	55	109	1	-	110
Brazilian real	20,403	26,754	299,367	346,524	17,335	16,375	57,496	91,206
Mexican pesos	1,386	275	-	1,661	1,646	13	-	1,659
Other currencies	96	34	-	130	-	-	-	-
Chilean pesos	15,933	4,661	1,788	22,382	197	352	-	549
U.F.	10,968	10,487	4,949	26,404	5,055	4,512	3,693	13,260

Non-current payable	27,763	-	22,814	50,577	2,462	-	17,654	20,116
U.S. dollar	-	-	22,814	22,814
Brazilian real	9,714	-	-	9,714	2,462	-	-	2,462
Chilean pesos	18,049	-	-	18,049	-	-	17,654	17,654

Non- current accounts payable to related companies	-	7,581	15,400	22,981	3,283	-	3,448	6,731
U.S. dollar	-	-	15,400	15,400
Chilean pesos	-	7,581	-	7,581	3,283	-	3,448	6,731

Other long-term provisions	28,543	108	-	28,651	40,706	-	-	40,706
U.S. dollar	-	-	-	-	1,677	-	-	1,677
Brazilian real	3,191	108	-	3,299	12,512	-	-	12,512
Argentine pesos	25,352	-	-	25,352	26,517	-	-	26,517

Deferred tax liabilities	985,219	82,142	476,263	1,543,624	1,152,877	94,256	538,782	1,785,915
U.S. dollar	758,669	81,004	449,413	1,289,086	1,088,336	92,026	501,595	1,681,957
Brazilian real	1,756	1,138	26,850	29,744	58,405	2,230	37,187	97,822
Mexican pesos	7,193	-	-	7,193	6,136	-	-	6,136
Chilean pesos	217,601	-	-	217,601	-	-	-	-

Non-current provisions for employee benefits	86,462	-	-	86,462	77,746	9,943	-	87,689
Mexican pesos	1,209	-	-	1,209	957	-	-	957
Chilean pesos	85,253	-	-	85,253	76,789	9,943	-	86,732

Other non-current non-financial liabilities	54,742	8,686	162	63,590	40,962	14,519	14,391	69,872
Brazilian real	54,726	8,686	162	63,574	40,939	14,519	14,391	69,849
Argentine pesos	6	-	-	6	10	-	-	10
Chilean pesos	10	-	-	10	13	-	-	13

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Agricola El Paque SpA.	(950)	-
Arauco Canada Limited.	8,210	(16,249)
Arauco Do Brasil S.A.	36,141	55,101
Arauco Florestal Arapoti S.A. (*)	42,281	4,582
Arauco Forest Brasil S.A. (*)	124,804	17,585
Arauco Industria de Mexico, S.A de C.V	37,086	12,057
E2E SpA.	1,781	-
Sonae Arauco S.A.	7,197	(11,508)
Others	(98)	(3,702)
Total reserve of exchange differences on translation	256,452	57,866

(*) 2023 includes ThU.S.$ 135,171 of deferred taxes on investments classified as held for sale (see Note 22).

Effect of foreign exchange rates changes

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(35,419)	(18,436)
Reserve of exchange differences on translation (with non-controlling interests)	121,470	57,867

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects.

During 2023, Arauco only capitalized financial interest related to minor projects.

Until 2022, Arauco capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA) in Chile.

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.87%	4.33%
Amount of the interest cost capitalized, property, plant and equipment	248	103,629

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2023			12-31-2022
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
77.630.629-0	Agrícola Trupán SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.44979	99.54919	99.99898	0.52148	99.47751	99.99899
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99900	99.99900
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.51901	91.48006	99.99907	8.68654	91.31253	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	Dubai	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A. (3)	Brazil	Brazilian Real	0.20000	99.79898	99.99898	-	-	-
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83107	56.83107	-	56.82817	56.82817
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99866	99.99866
76.869.577-0	E2E SpA. (1)	Chile	Chilean Pesos	1.00000	98.99861	99.99861	-	-	-
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	-	87.65386	87.65386	-	86.61426	86.61426
-	Lemu Global Limited.	United Kingdom	U.S. Dollar	-	94.37831	94.37831	-	99.99898	99.99898
-	Lemu Inc. (2)	United States	U.S. Dollar	-	94.37831	94.37831	-	-	-
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99901	99.99901
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	-	99.99898	99.99898
96.637.330-K	Servicios Logísticos Arauco SpA.	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A. (1)	Brazil	Brazilian Real	-	89.39060	89.39060	-	-	-

(1)	In March 2023, Arauco acquired the remaining 50% of share in E2E SpA., gaining control of the company and indirectly over Tecverde Engenharia S.A., which is E2E SpA. subsidiary.
(2)	This company was created in February of 2023.
(3)	This company was created in November of 2023.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Salaries and bonuses	76,329	83,266
Per diem compensation to members of the Board of Directors	2,630	2,432
Termination benefits	4,647	8,320
Total	83,606	94,018

Related party receivables, current

		Nature of				12-31-2023	12-31-2022
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	10	1
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,113	2,626
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	217	21
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	30 days	42	-
Sociedad Efecto Producciones Ltda.	77.131.710-3	Common matrix director	Chile	Chilean pesos	30 days	9	-
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	-	-	41
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	-	10	100
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	14	-
E2E SpA.	76.218.856-2	Joint venture (actual subsidiary)	Chile	Chilean pesos	-	-	60
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	27	1
Softys Argentina S.A. (Ex-La Papelera del Plata S.A.)	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	174	4,713
TOTAL						2,616	7,563

Related party payables, current

		Nature of				12-31-2023	12-31-2022
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,017	4,474
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	319	189
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	444	780
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	30 days	5	-
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	30 days	1	-
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	7	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 días	14	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	202
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	4	-
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	4	3
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	143	146
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	30 days	-	8,482
TOTAL						6,958	14,280

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, non-current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-27	7,581	6,731
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	On demand	15,400	-
TOTAL						22,981	6,731

Related party transactions

Purchases

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	4,033	3,207
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	168,859	92,643
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	17,008	7,643
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	50,815	41,540
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,065	851
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	922	970
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	1,187	834
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	Electrical Power	202	-
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,283	1,012
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	215	246
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	280	199

Sales

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	23,162	23,539
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	226	299
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	Wood and chips	6	525
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	405	289
Cartulinas CMPC S.A.	96.731.890-6	Common stockholder	Chile	Chilean pesos	Pulp	222	-
Softys Chile SpA.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	782	-
Forestal Mininco SpA.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Pest control services and other sales	441	127
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	294	453
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Wood, plywood and boards	117	246
EMOAC SpA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	2,125	3,272
Softys Argentina S.A.(Ex La Papelera del Plata S.A.)	-	Common shareholder of the parent company	Argentina	Argentine pesos	Pulp	15,534	16,686

Other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Reales	Capital contribution	23,553	9,664
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	Capital contribution	-	136
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	1,509	31,998
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	222	118
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	15,400	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	9,230	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	1,770	-
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing capitalization	5,254	-
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	2,668	-
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing	537	3,546

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2023 and 2022 are reported below:

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

On June 22, 2022, a cooperation agreement was signed with the Government of Mato Grosso do Sul, Brazil. Signing this agreement is an important and preparatory step that will enable us to continue assessing the construction of a new pulp mill. If conditions allow – among which conditions are obtaining all necessary permits and board approval – this new plant would have an estimated production capacity of 2.5 million tons of short-fiber pulp and would require an estimated investment of approximately US$ 3 billion. For the same purposes, in August 2022 and through subsidiary Arauco Forest Brasil S.A., the company Arauco Celulose do Brasil S.A. was incorporated. This company participates in forestry-related activities, such as the formation of eucalyptus forests, logging, and electric power generation.

Reorganization

Arauco estimated necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

In June and December 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,989,972. This operation did not generate an effect within the consolidated statements of profit or loss.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2023 and 2022, these are the main movements of investments in associates to report:

On August 8, 2022, the subsidiary Arauco Participações Florestais Ltda. from Brazil incorporated the company Falcão MS SPE S.A., and during the year 2022, Arauco contributed capital to the new company for ThR$ 49,985 (equivalents to ThU.S.$ 9,664). In 2023, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 116,742 (equivalents to ThU.S.$ 23,553).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 64,788	ThU.S.$ 64,000

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 451	ThU.S.$ 325

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 6

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 29,102 (*)	ThU.S.$ 26,910

(*) This investment is presented in assets held for sale (see note 22).

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 34,558	ThU.S.$ 9,579

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

12-31-2023	Assets
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	7,449	4,841	11,746	-	10	24,047
Non-current	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

	Liabilities and Equity
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	6,021	1,743	4,238	-	-	12,056
Non-current	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466
12-31-2023
Income	-	4,996	10,533	-	-	-	15,529
Other income / expenses	2,095	(4,360)	(4,476)	238	-	-	(6,503)
Net profit or loss (continuing operations) of associates	2,095	636	6,057	238	-	-	9,026
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	2,095	636	6,057	238	-	-	9,026
Dividends received	-	-	2,187	-	-	-	2,187

12-31-2022	Assets
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	5,677	2,368	413	-	12	8,471
Non-current	129,819	2,273	73,089	19,136	4	52	224,373
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,527	1,066	1	-	7	5,655
Non-current	-	1,798	19,475	-	3	28	21,304
Equity	129,766	1,625	54,916	19,548	1	29	205,885
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844
12-31-2022
Income	-	4,323	9,741	-	-	-	14,064
Other income / expenses	9,544	(3,736)	(5,290)	(3)	-	-	515
Net profit or loss (continuing operations) of associates	9,544	587	4,451	(3)	-	-	14,579
Other comprehensive income	-	-	-		-	-	-
Comprehensive income	9,544	587	4,451	(3)	-	-	14,579
Dividends received	-	-	1,511	-	-	-	1,511

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance as of January 1	365,671	336,642
Changes
Investment in joint ventures, additions (*)	23,553	9,664
Investment in joint ventures, additions (**)	55,885	32,252
Disposals, investment in associates and joint ventures (***)	-	(1,878)
Share of profit (loss) in investment in associates	3,990	7,069
Share of profit (loss) in investment in joint ventures	3,719	26,615
Dividends received, Investments in associates	(3,687)	(35,187)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	9,467	(11,779)
Reclassification from (to) assets held for sale (****)	(29,102)	-
Other increase (decrease) in investment in associates and joint ventures	(5,885)	2,273
Total changes	57,940	29,029
Closing balance	423,611	365,671

Year 2023

(*) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.

(**) On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.

-Forestal Arauco S.A. and Agrícola San Carlos SpA. In March 2023 made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.

-Arauco Bioenergía SpA., during the year 2023 made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThCLP$ 185,000 equivalent to ThU.S.$ 222 corresponding to 185 shares.

-Arauco Venture Limited., during the year 2023 acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, which were carried out based on the committed agreements. As of December 31, 2023 the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.

(****) Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

Year 2022

(*) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 49,985 that in total is equivalent to ThU.S.$ 9,664 for 49,984,900 shares.

(**) Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 31,998 for 6,399,520 shares.

(***) ThU.S.$ 1,878 equivalent to R$ 9,800,000 corresponding to a capital decrease of Arauco Forest do Brasil S.A. in Florestal Vale Do Corisco S.A. on October 11, 2022.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Carrying amount of investments in associates accounted for using equity method	99,806	100,821
Carrying amount of investments in joint ventures accounted for using equity method	323,805	264,850
Total investment accounted for using equity method	423,611	365,671

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of December 31, 2023 and 2022 are reported below:

On September 13, 2023, Arauco, through its United Kingdom investment company Arauco Ventures Ltd., acquired 51.1278% of the company TreeCo, Inc. in the United States. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$ 48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 11,000.

Arauco initially recorded this acquisition based on the information available to date, making a preliminary determination of the allocation of fair values. The amounts were considered provisional amounts and may be adjusted during the measurement period of this acquisition to reflect new information obtained about facts and circumstances existing at the date of the acquisition which, if known, would have affected the measurement of the amounts recognized at that date.

As of September 6, 2023, Eufores S.A. and Forestal Cono Sur S.A. (entities that classify as Arauco’s joint operation in Uruguay) entered into a share purchase agreement (Sale Purchase Agreement, “SPA”) under which they agreed to purchase all the shares and social rights that the sellers (Global Timber Spain SLU and Global Timber International LLC) own in four companies that have assets in Uruguay, of a total of approximately 32,000 gross hectares located in different sectors in Uruguay, of which approximately 20,000 are planted with eucalyptus. To date, the relevant milestones foreseen in the “SPA” are being met. In this sense, Arauco is processing the required government authorizations for this type of operations (Competition Defense and Executive Branch offices). Once these have been obtained, the final purchase agreement will be signed, which is estimated to occur in the first quarter of 2024.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. In November of 2021, it was agreed to increase the capital to ThU.S.$ 7,452 and during the period of 2022 ThU.S.$ 31,998, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of assets.

As of December 31, 2023 and 2022, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2023		12-31-2022
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	408,066	44,798	478,480	114,012
Non-current	1,948,800	133,661	1,982,237	141,588
Equity	-	2,178,407	-	2,205,117
Total joint arrangement	2,356,866	2,356,866	2,460,717	2,460,717
Investment	1,089,204		1,102,559

	12-31-2022 ThU.S.$	12-31-2022 ThU.S.$
Income	941,429	1,108,952
Expenses	(664,772)	(636,797)
Joint arrangement net income (loss)	276,657	472,155

	12-31-2023		12-31-2022
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	51,173	5,911	30,769	5,894
Non-current	150,619	3,931	158,787	4,119
Equity	-	191,950	-	179,543
Total joint arrangement	201,792	201,792	189,556	189,556
Investment	95,975		89,772

	12-31-2023 ThU.S.$	12-31-2023 ThU.S.$
Income	8,775	2,870
Expenses	3,632	(434)
Joint arrangement net income (loss)	12,407	2,436

	12-31-2023		12-31-2022
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	150,509	223,974	125,027	193,423
Non-current	965,695	116,226	892,452	119,050
Equity	-	776,004	-	705,006
Total joint arrangement	1,116,204	1,116,204	1,017,479	1,017,479
Investment	388,002		352,503

	12-31-2023 ThU.S.$	12-31-2023 ThU.S.$
Income	288,378	252,524
Expenses	(216,764)	(237,338)
Joint arrangement net income (loss)	71,614	15,186

	12-31-2023		12-31-2022
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,842	90,235	13,824	101,385
Non-current	425,634	-	432,769	-
Equity	-	342,241	-	345,208
Total joint arrangement	432,476	432,476	446,593	446,593
Investment	171,121		172,604

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	21,172	20,703
Expenses	(24,139)	(10,120)
Joint arrangement net income (loss)	(2,967)	10,583

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2023		12-31-2022
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	16,898	4,397	17,673	4,821
Non-current	39,854	5,142	39,496	5,347
Equity	-	47,213	-	47,001
Total joint arrangement	56,752	56,752	57,169	57,169
Investment	23,607		23,501

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	50,825	45,335
Expenses	(47,613)	(41,580)
Joint arrangement net income (loss)	3,212	3,755
Other comprehensive income	-	-
Comprehensive income	3,212	3,755
Dividends	1,500	500

	12-31-2023		12-31-2022
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	274,085	202,434	320,837	229,330
Non-current	705,465	346,471	668,138	352,759
Equity	-	430,645	-	406,886
Total joint arrangement	979,550	979,550	988,975	988,975
Net assets	194,762		180,896
Net asset adjustment (goodwill)	20,561		22,547
Investment	215,323		203,443

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	1,018,422	1,241,698
Expenses	(1,005,984)	(1,159,060)
Joint arrangement net income (loss)	12,438	82,638
Other comprehensive income	-	-
Comprehensive income	12,438	82,638
Dividends	-	33,176

	12-31-2023		12-31-2022
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	245	77	966	1,360
Non-current	4,240	225	18,914	5,450
Equity	-	4,183	-	13,070
Total joint arrangement	4,485	4,485	19,880	19,880
Investment	2,091		6,534

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	-	-
Expenses	37	379
Joint arrangement net income (loss)	37	379
Other comprehensive income	-	-
Comprehensive income	37	379
Dividends	-	-

	12-31-2023		12-31-2022
Parque Eólico Ovejera del Sur SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	301	95	100	224
Non-current	3,103	-	2,885	-
Equity	-	3,309	-	2,761
Total joint arrangement	3,404	3,404	2,985	2,985
Investment	1,655		1,381

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	-	-
Expenses	(63)	(43)
Joint arrangement net income (loss)	(63)	(43)
Other comprehensive income	-	-
Comprehensive income	(63)	(43)
Dividends	-	-

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	02-28-2023		12-31-2022
E2E SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,693	20,282	7,361	20,327
Non-current	21,411	2,520	20,914	11,301
Equity	-	6,302	-	(3,353)
Total joint arrangement	29,104	29,104	28,275	28,275
Investment	3,151		-

	02-28-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	224	2,183
Expenses	(1,244)	(35,759)
Joint arrangement net income (loss)	(1,020)	(33,576)
Other comprehensive income	-	-
Comprehensive income	(1,020)	(33,576)
Dividends	-	-

	12-31-2023		12-31-2022
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	765	2,225	844	62
Non-current	4,981	-	5,661	2,871
Equity	-	3,521	-	3,572
Total joint arrangement	5,746	5,746	6,505	6,505
Investment	1,761		1,786

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	-	-
Expenses	31	109
Joint arrangement net income (loss)	31	109
Other comprehensive income	-	-
Comprehensive income	31	109
Dividends	-	-

	12-31-2023		12-31-2022
Agrícola Fresno SpA	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	2,939	7,558	28,952	1,657
Non-current	96,303	1,159	58,755	7,232
Equity	-	90,525	-	78,818
Total joint arrangement	99,242	99,242	87,707	87,707
Investment	45,263		39,409

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	-	-
Expenses	(1,198)	(33)
Joint arrangement net income (loss)	(1,198)	(33)
Other comprehensive income	-	-
Comprehensive income	(1,198)	(33)
Dividends	-	-

	12-31-2023		12-31-2022
TreeCo Inc.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	3,500	-	-	-
Non-current	92,143	-	-	-
Equity	-	95,643	-	-
Total joint arrangement	95,643	95,643	-	-
Investment	3,500	-	-

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Income	-	-
Expenses	-	-
Joint arrangement net income (loss)	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
Dividends	-	-

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 at the end of 2023.

In 2022, as a result of closing MDP line of Pien mill in Brasil, an impairment provision was made for ThU.S.$ 14,388, which amount include an impairment of goodwill for ThU.S.$ 3,895, which is mentioned later in this note.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 127,260. (ThU.S.$ 127,605 as of December 31, 2022).

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023 the decision to suspend the manufacturing pulp process at the Licancel mill (Chile). As of December 31, 2023, the Licancel mill impairment provision was recognized for a total of ThU.S.$ 61,039 (includes Property, plant and equipment and Inventory of spare parts).

As of December 31, 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile.

As of December 31, 2023, impairment provisions associated with sales and recoveries from property, plant and equipment from the subsidiaries of United States, impairment provisions associated with from property, plant and equipment were reversed for a total of ThU.S.$ 7,113 (ThU.S.$ 7,014 as of December 31, 2022).

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

Changes in CGUs impairment provision	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance	324,350	190,042
Impairment loss recognized in profit or loss	80,146	141,137
Reversal of impairment loss recognized in profit or loss	(7,899)	(9,164)
Increase (decrease) in foreign exchange	4,930	2,335
Closing balance	401,527	324,350

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance	33,324	27,037
Impairment loss recognized in profit or loss	8,600	13,823
Reverse of impairment recognized loss in profit or loss	(10,197)	(7,691)
Increase (decrease) in foreign exchange	206	155
Closing balance	31,933	33,324

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 55,891 (ThU.S.$ 54,800 on December 31, 2022), as shown below:

Goodwill	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,726	40,676
Arauco do Brasil S.A. (Pien mill)	14,433	13,392
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	55,891	54,800

Goodwill movement	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance at January 1	54,800	57,697
Increase (decrease) impairment	-	(3,895)
Increase (decrease) in foreign exchange	1,091	998
Closing balance	55,891	54,800

Of the total of goodwill, ThU.S.$ 40,726 (ThU.S.$ 40,676 as of December 31, 2022) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, there is a goodwill of ThU.S.$ 14,433 (ThU.S.$ 13,392 as of December 31, 2022).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2023, the carrying value of the goodwill of the plants did not exceed their recoverable value, except at the end of December 2022 in Brazil for the MDF line of the Pien mill, was recognized an impairment of the goodwill, and it was for ThU.S.$ 3,895.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

On April 26, 2023, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) filed before the Arbitration and Mediation Center of the Santiago Chamber of Commerce an arbitration claim against the Company, requesting the specific performance of contract No. 906, Civil Electromechanical Assembly Digester, Washing, Bleaching, Machine and Final Line, executed between the parties on June 18th, 2019 (“Contract”), also seeking the compensation of damages. The total sum claimed by ICSK amounts to CLP$ 246,650,876,566 (ThU.S.$ 281,205 as of December 31, 2023), plus adjustments. It is relevant to highlight that, according to ICSK’s claim, the above amount should be reduced by CLP$ 60,657,576,943 (ThU.S.$ 69,155 as of December 31, 2023), owed by ICSK to Arauco, once the claimed amount has been readjusted. ICSK also requests that the claimed sum be paid with current interest, computed as of April 2023.

On June 16, 2023, Arauco answered the claim filed by ICSK, requesting the rejection of the claim. Simultaneously, Arauco filed a counterclaim against ICSK, seeking a declaration that ICSK breached the term of the Contract and, consequently, for the arbitration court to order ICSK to pay the fine associated with such breach, which amounted, at the time the claim was answered, to the sum of CLP$ 37,302,818,060 (ThU.S.$ 42,529 as of December 31, 2023). Arauco also demanded the restitution of the total amount of CLP$ 60,657,576,943 (ThU.S.$ 69,155 as of December 31, 2023), plus adjustments and interest, paid to ICSK during the performance of the Contract as consideration for various items.

On January 31, 2024, the parties mutually agreed to terminate the arbitration proceedings. With this, both the claim filed by ICSK and the counterclaim filed by Arauco have been released and terminated on satisfactory terms for both parties. This reached agreement considered the closing and termination of the contract, and did not produce material effects in Arauco´s income as of December 31, 2023.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA., The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus CLP$575,000,000 (equal to ThU.S.$ 656 as of December 31, 2023) in compensation for damages. In the alternative, it claims (a) CLP$11,189,270,050 (equivalent to ThU.S.$ 12,757 as of December 31, 2023), for actual damages; (b) CLP$ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) CLP$5,000,000,000 (equivalent to ThU.S.$ 5,700 as of December 31, 2023) for moral damages.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

On August 28, 2018, the claim was served on all the defendants, with the exception of Servicios Logísticos Arauco SpA.

Five years after the lawsuit was filed, on September 7, 2023, ASODUCAM amended its claim, withdrawing it with respect to Servicios Logísticos Arauco SpA.

In case No. 31.570-2022, processed before the Supreme Court, reviewing a cassation appeal on the merits (recurso de casación en el fondo), which pertains to the same facts of this trial under No. C-757-2018, and in which case the litigating parties Asoducam et al, and Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A., the parties reached a settlement, as evidenced by the minutes dated November 22, 2023. Pursuant to this settlement, which did not imply a payment or disbursement for Arauco, the parties agreed to the withdrawal of the claim by Asoducam, which should have materialized no later than January 22, 2024. To date, this has not occurred, which is why, on January 29, 2024, Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A. informed the Judge of Constitución, in case C-757-2018, of the abandonment by Asoducam, as agreed in the minutes.

On January 31, 2024, the court decided not to give a rise to the last presentation. An appeal for reconsideration and subsidy appeal was filed against said resolution, which is being processed.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM. By resolution dated February 7, 2024, the Court decreed the suspension of the procedure while the transaction exception incident is resolved and considered the claim regarding Forestal Arauco S.A. answered.

Forestal Arauco S.A.

On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2023, Arauco has not established any provision for this contingency.

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2021 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. Currently, both proposals are in process.

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 540 as of December 31, 2023) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 7,113 as of December 31, 2023). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 758 as of December 31, 2023) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,768 as of December 31, 2023).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 8,692 as of December 31, 2023). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 5,474 as of December 31, 2023). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 3,218 as of December 31, 2023).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2023, Arauco has not established any provision for this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 17,315 as of December 31, 2023) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 8,853 as of December 31, 2023) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco. We are waiting for a decision on the admissibility of the appeal to proceed to trial.

In October 2023, the Court decided to deny the admissibility of the new appeal to the Superior Court of Justice and the contractor filed an appeal to modify this decision and have its appeal be reviewed by the Superior Court.

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 5,035 as of December 31, 2023), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 16,315 as of December 31, 2023); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 181 as of December 31, 2023); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 20,239 as of December 31, 2023), $ 66,250,020 (ThU.S.$ 3,916 as of December 31, 2023), $ 46,389,980 (ThU.S.$ 2,742 as of December 31, 2023) and $ 11,457,000 Mexican pesos (ThU.S.$ 677 as of December 31, 2023), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 426,908,017 Mexican pesos (ThU.S.$ 25,236 as of December 31, 2023).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2023, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2023 and 2022 are as follows:

Classes of Provisions	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Short-term provisions	3,905	9,513
Provisions for litigations	440	639
Other short-term provisions	3,465	8,874
Long-term provisions, non-Current	28,651	40,706
Provisions for litigations	28,651	39,029
Other long-term provisions	-	1,677
Total provisions	32,556	50,219

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023
Movements in provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	27,732	-	27,732
Increase due to business combination	87	-	87
Used provisions	(1,743)	(5,440)	(7,183)
Reversal of unused provision	(32,276)	(1,676)	(33,952)
Increase (decrease) in foreign exchange	(3,524)	30	(3,494)
Other increases (decreases)	(31)	-	(31)
Decrease through transfer to liabilities included in disposal groups classified as held for sale	(822)	-	(822)
Total changes	(10,577)	(7,086)	(17,663)
Closing balance	29,091	3,465	32,556

(*) The increase in litigations is mainly made up of ThU.S.$ 25,098 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.

(**) The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

	12-31-2022
Movements in provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	29,886	-	29,886
Changes in provisions
Additional provisions	24,582	8,875	33,457
Used provisions	(13,652)	-	(13,652)
Increase (decrease) in foreign exchange	(1,144)	-	(1,144)
Other increases (decreases)	(4)	1,676	1,672
Total changes	9,782	10,551	20,333
Closing balance	39,668	10,551	50,219

(*) The increase in litigations is mainly made up of ThU.S.$ 24,533 (subsidiaries in Brazil) for civil and labor lawsuits.

(**) The increase in Other Provisions corresponds to the dismantling L1.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

NOTE 19. INTANGIBLE ASSETS

Classes of intangible assets, net	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Intangible assets, net	66,431	73,439
Intangible assets under development (IT programs)	2,793	5,076
Computer software	21,429	22,323
Water rights	4,999	5,185
Customer relationship	19,457	24,015
Other identifiable intangible assets	17,753	16,840
Classes of intangible assets, gross	232,484	226,642
Intangible assets under development (IT programs)	2,793	5,076
Computer software	124,794	119,353
Water rights	4,999	5,185
Customer relationship	75,337	74,860
Other identifiable intangible assets	24,561	22,168
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(166,053)	(153,203)
Accumulated amortization and impairment, intangible assets	(166,053)	(153,203)
Computer software	(103,365)	(97,030)
Customer relationship	(55,880)	(50,845)
Other identifiable intangible assets	(6,808)	(5,328)

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2023
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	-	-	-	(195)	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(894)	(186)	(4,558)	913	(7,008)
Closing balance	2,793	21,429	4,999	19,457	17,753	66,431

	12-31-2022
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	1,696	3,758	2,134	-	140	7,728
Disposals	(853)	-	(2,633)	-	(108)	(3,594)
Amortization	-	(9,398)	-	(4,969)	(375)	(14,742)
Increase (decrease) in foreign exchange	-	120	-	(234)	24	(90)
Other increases (decreases)	(648)	575	-	-	-	(73)
Changes total	195	(4,945)	(499)	(5,203)	(319)	(10,771)
Closing balance	5,076	22,323	5,185	24,015	16,840	73,439

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2023, Arauco had a total surface of 1.7 million hectares of which 969 thousand hectares are used for forestry planting, 509 thousand hectares are native forest, 114 thousand hectares are used for other purposes and 140 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the twelve-months period ended December 31, 2023, the production volume of logs totaled 19.7 million m3 (21 million m3 as of December 31, 2023).

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, which as of December 31, 2023 amounted to ThU.S.$ 264,477 (ThU.S.$ 12,932 as of December 31, 2022). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2023 amounted to ThU.S.$ 344,991 (ThU.S.$ 309,670 as of December 31, 2022).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 7.0% in Chile, 8.3% Brazil, 21% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

		ThU.S.$
Discount rate	0.5	(116,381)
	-0.5	124,280
Margins (%)	10	450,997
	-10	(450,997)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of December 31, 2023, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Current	370,957	330,435
Non-current	2,651,622	2,864,935
Total	3,022,579	3,195,370

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of carrying amount of biological assets

	12-31-2023
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	(3,401)	163,890	160,489
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	(4,032)	20,039	16,007
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	43,923	(377,203)	(333,280)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

	12-31-2022
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	-	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	-	(13,346)	(13,346)
Transfers to non-current assets held for sale	-	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	-
Decrease due to loss of control in subsidiary	2,803	-	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	-	(320,810)
Loss of forest due to fires	-	(3,781)	(3,781)
Transfers to non-current assets held for sale	-	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	-
Decrease due to loss of control in subsidiary	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos. Arauco had 47 thousand hectares of productive forest plantations were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

As of December 31, 2023, a forest fire loss net of insurance compensation of U.S.$ 17 million was recognized for the fires in Chile, reducing the gross value of the biological assets, which represents 3.2% of the value of the forest plantations of Arauco.

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2023 and 2022 Arauco had made and / or had committed the following disbursements in major environmental projects:

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

12-31-2023		Disbursements undertaken 2023				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

12-31-2022			Disbursements undertaken 2022			Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,898	Assets	Property, plant and equipment	2,029	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,540	Assets	Property, plant and equipment	10,677	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	167	Assets	Property, plant and equipment	687	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	68	Assets	Property, plant and equipment	632	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,506	Expense	Operating cost	-	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,556	Expense	Operating cost	-	2023
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	119	Assets	Property, plant and equipment	169	2023
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	427	Assets	Property, plant and equipment	-	2022
Arauco Florestal Arapoti S.A.	Environmental improvement studies	Finished	724	Assets	Property, plant and equipment	-	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,102	Assets	Property, plant and equipment	8	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	366	Assets	Property, plant and equipment	-	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,648	Expense	Operating cost	124	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47	Assets	Property, plant and equipment	295	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	687	Expense	Operating cost	-	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	684	Assets	Property, plant and equipment	1,651	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,369	Assets	Property, plant and equipment	454	2023
		TOTAL	44,908			16,726

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale are all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests does not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The total price of the agreed purchase amounts to the sum of ThU.S.$ 1,160,000, payable on the closing date of the transaction (the “Closing”). The purchase price is subject to customary adjustments in this type of transactions, depending on factors such as working capital, net debt and the amount of standing timber of pine and eucalyptus of the Brazilian forestry companies, existing at the Closing. Furthermore, the Closing would be subject to the fulfillment of the usual conditions precedent for this type of operation, among which is the authorization by the Brazilian antitrust authorities (Consejo Administrativo de Defensa Económica or “CADE”).

It has been preliminarily estimated that, should the transaction close, it will have a positive effect on earnings for 2024 of approximately US$ 130 million after taxes (plus the reverse of the deferred tax recorded in 2023 and mentioned later in this Note), resulting from the sale of the shares and interests in the Brazilian forestry companies.

Given the above conditions and effective as of December 31, 2023, the assets and liabilities associated with this operation have been reclassified to Assets and Liabilities held for sale, in accordance with IFRS 5.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Assets classified as held for sale	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Current assets classified as held for sale
Cash and cash equivalents	9,852	-
Other current non-financial assets	3,244	128

Trade and other current receivables	2,879	-
Inventories	13,780	-
Current biological assets	59,169	-
Current tax assets	1,348	-
Total	90,272	128

Non-current assets classified as held for sale
Other non-current non-financial assets	1,869	-
Intangible assets other tan goodwill	115	-
Property, plant and equiment	68,040	307
Right of use assets	17,308	-
Non-current biological assets	222,654	844
Investments accounted using the equity method	29,102
Total	339,088	1,151
Assets classified as held for sale (*)	429,360	1,279

(*) Only ThU.S.$ 180 of the ThU.S.$ 429,360 correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

In 2023 there was a decrease of ThU.S.$ 1,099, mainly in biological assets and plants and equipment that were not sold and that were transferred back to their original items.

Liabilities classified as held for sale	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Current liabilities classified as held for sale
Other current non-financial liabilities	1,040	-
Trade and other current payables	7,834	-
Current tax liabilities	3,430	-
Current lease liabilities	4,826	-
Total	17,130	-

Non-current liabilities classified as held for sale

Non-current payables and other accounts payables	1	-
Other long-term provisions	822	-
Deferred tax liabilities	67,406	-
Non-current lease liabilities	13,969	-
Total	82,198	-
Liabilities classified as held for sale	99,328	-

As of December 31, 2023, the Company has recognized net deferred tax assets of ThU.S.$78,061 resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value is comprised of a charge to earnings for 2023 of ThU.S.$57,110 and a credit to conversion reserves of ThU.S.$135,171 (see note 6). These deferred taxes will be subsequently allocated to the tax result that will be generated at the closing of the sale of the aforesaid investments. As of December 31, 2022, there were no significant impacts on earnings to be reported.

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2023 and 2022, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2023		12-31-2022
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss (held for trading)	132,869	132,869	110,208	110,208
Derivative (1)	61	61	144	144
Mutual funds (1)	132,808	132,808	110,064	110,064

Financial assets at amortized cost	1,551,929	1,551,929	1,476,046	1,476,046
Cash and cash equivalents (amortized cost)	437,200	437,200	557,143	557,143
Cash	338,033	338,033	298,577	298,577
Time deposits	99,167	99,167	258,566	258,566
Accounts receivable (net)	1,099,403	1,099,403	905,969	905,969
Trade receivables	688,134	688,134	726,972	726,972
Lease receivable	80,925	80,925	28,935	28,935
Sundry debtors	11,320	11,320	8,911	8,911
Other receivables	248,217	248,217	56,973	56,973
Prepayments	70,807	70,807	84,178	84,178
Accounts receivable from related parties	2,616	2,616	7,563	7,563
Other financial assets (2)	12,710	12,710	5,371	5,371

Hedging assets	41,044	41,044	73,156	73,156

Financial liabilities at amortized cost (3)	7,896,442	7,227,349	6,572,325	6,331,528
Bonds issued denominated in U.S. dollars	3,402,747	2,936,324	3,397,376	3,136,318
Bonds issued denominated in U.F. (4)	1,594,291	1,323,194	1,116,083	1,167,251
Bank borrowings in U.S. dollars	878,793	933,723	415,462	408,278
Bank borrowings in other currencies	620,258	633,755	525,215	501,492
Lease liabilities	559,382	559,382	264,224	264,224
Trade and other payables	811,032	811,032	832,954	832,954
Accounts payable to related parties	29,939	29,939	21,011	21,011

Financial liabilities at fair value through profit or loss	498	498	17	17

Hedging liabilities	107,506	107,506	76,669	76,669
(1)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value	12-31-2023 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-
Hedging liabilities	107,506	-	107,506	-

Fair value	12-31-2022 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	144	-	144	-
Mutual Funds	110,064	110,064	-	-

Hedging assets	73,156	-	73,156	-

Financial liabilities at fair value through profit or loss	17	-	17	-
Hedging liabilities	76,669	-	76,669	-

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Interest bearing borrowings, current (a)	1,120,904	410,128
(+) Other current financial liabilities	1,082,525	375,451
(+) Current lease liabilities	47,242	36,784
(-) Current hedging liabilities + current financial liabilities through profit or loss	8,863	2,107
Interest bearing borrowings, non-current (b)	5,934,567	5,308,232
(+) Other non-current financial liabilities	5,521,568	5,155,371
(+) Non-current lease liabilities	512,140	227,440
(-) Non-current hedging liabilities + non-current financial liabilities through profit or loss	99,141	74,579
Financial debt total (a+b) = (c)	7,055,471	5,718,360

Cash and cash equivalents	570,008	667,207
Other current financial assets	45,604	15,350
Total cash (d)	615,612	682,557

Net financial debt (e)	6,439,859	5,035,803

Equity attributable to parent company	8,002,446	8,254,795
Non-controlling interests	6,583	5,189
Total equity (f)	8,009,029	8,259,984

Debt to equity ratio (e/f) = (g)	0.80	0.61

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss).
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss).
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current.
(d)	Cash and cash equivalents + other current financial assets.
(e)	Total financial debt – total cash.
(f)	Equity attributable to parent company + non-controlling interests.
(g)	Net financial debt / total equity.

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Other financial liabilities (a)	6,604,093	5,530,822
Other current financial liabilities	1,082,525	375,451
Other non-current financial liabilities	5,521,568	5,155,371

Lease liabilities (b)	559,382	264,224
Current lease liabilities	47,242	36,784
Non-current lease liabilities	512,140	227,440

Financial liabilities at fair value through profit or loss	498	17

Hedging liabilities (c)	107,506	76,669
Swaps	107,502	76,668
Forward	4	1
Financial debt total (a+b+c) = (d)	7,055,471	5,718,360

Cash and cash equivalents	570,008	667,207
Total Cash (e)	570,008	667,207

Net financial debt (d-e) = (f)	6,485,463	5,051,153

Equity attributable to parent company	8,002,446	8,254,795
Non-controlling interests	6,583	5,189
Total equity (g)	8,009,029	8,259,984

Debt to equity ratio (f/g) = (h)	0.81	0.61

(a)	Other current financial liabilities + other non-current financial liabilities.
(b)	Current lease liabilities + non-current lease liabilities.
(c)	Swaps + forwards.
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities.
(e)	Cash and cash equivalents + other current financial assets.
(f)	Total financial debt – total cash.
(g)	Equity attributable to parent company + non-controlling interests.
(h)	Net financial debt / total equity.

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2023 and 2022:

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971

Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	66,436	95,550	585,518	782,344	3,050,047	4,417,909	4,513,459
Bank borrowings	109,889	167,905	277,794	368,353	164,873	129,657	662,883	940,677
Swap and Forward	2,107	-	2,107	74,579	-	-	74,579	76,686
Total other financial liabilities (a)	141,110	234,341	375,451	1,028,450	947,217	3,179,704	5,155,371	5,530,822

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224
Total lease liabilities (b)	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	795,533	17,305	812,838	2,462	-	17,654	20,116	832,954
Accounts payable to related companies	14,280	-	14,280	3,283	-	3,448	6,731	21,011
Total accounts payable (c)	809,813	17,305	827,118	5,745	-	21,102	26,847	853,965

Total financial liabilities (a) + (b) + (c)	962,262	277,091	1,239,353	1,080,099	986,123	3,343,436	5,409,658	6,649,011

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative instruments

Hedging instruments recorded as of December 31, 2023 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2023 and 2022, is presented below:

Financial instruments	12-31-2023 Fair value ThU.S.$	12-31-2022 Fair value ThU.S.$
Financial assets at fair value through profit or loss	61	144
Derivatives (1)	61	144

Hedging assets	41,044	73,156
Derivatives (1)	7,533	17,629
Cross Currency Swaps (2)	33,511	55,527

Financial liabilities at fair value through profit or loss	(498)	(17)
Derivatives (1)	(2)	(17)
Forward	(496)	-

Hedging liabilities	(107,506)	(76,669)
Derivatives (1)	(1,201)	(650)
Cross currency swaps (2)	(106,305)	(76,019)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

92

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2023 and 2022:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
F	Scotiabank	24,453,184	636,364	10-30-2014	4-30-2023	-	1,625
F	Scotiabank	24,422,642	636,364	10-30-2014	4-30-2023	-	1,673
F	Santander	24,167,222	636,364	10-30-2014	4-30-2023	-	1,905
F	BCI	21,000,013	545,455	10-30-2021	10-30-2029	2,400	2,692
F	BCI	23,940,993	636,364	10-30-2014	4-30-2023	-	2,154
F	Scotiabank	21,025,232	545,455	10-30-2021	10-30-2029	2,673	3,212
F	Banco de Chile	20,714,763	545,455	4-30-2019	10-30-2029	1,998	2,104
F	BCI	20,933,693	545,455	4-30-2023	10-30-2029	1,922	-
F	BCI	20,959,872	545,455	4-30-2023	10-30-2029	1,901	-
F	BCI	20,520,850	545,455	4-30-2023	10-30-2029	2,273	-
F	BCI	20,714,761	545,455	4-30-2023	10-30-2029	2,104	-
P	BCI	31,500,021	818,182	11-15-2021	11-15-2032	4,019	4,709
P	BCI	31,497,364	818,182	11-15-2021	11-15-2032	4,861	5,695
P	Itau	34,698,415	818,182	11-15-2023	11-15-2032	(407)	-
P	Santander	68,322,611	1,636,363	11-15-2023	11-15-2032	(685)	-
P	Scotiabank	36,629,274	863,636	11-15-2013	11-15-2023	-	(1,025)
P	Santander	36,059,158	863,636	11-15-2013	11-15-2023	-	(448)
P	Deutsche	36,059,158	863,636	11-15-2013	11-15-2023	-	(401)
R	Santander	128,611,183	3,000,000	10-1-2014	4-1-2024	(4,612)	(5,117)
R	JP Morgan	43,185,224	1,000,000	10-1-2014	4-1-2024	(1,556)	(1,725)
R	Itau	43,277,070	1,000,000	10-1-2014	4-1-2024	(1,447)	(1,835)
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	8,946	10,004
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(129)	(167)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(154)	(148)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	414	369
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(6,778)	10,457
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(5,358)	8,928
Y	JP Morgan	89,387,460	2,000,000	4-10-2023	4-10-2032	(9,435)	-
Z	Santander	90,274,363	2,000,000	4-10-2023	4-10-2032	(10,687)	-
Z	Banco de Chile	44,572,044	1,000,000	4-10-2023	4-10-2032	(4,135)	-
Z	JP Morgan	44,572,044	1,000,000	4-10-2023	4-10-2032	(4,290)	-
Z	JP Morgan	44,559,642	1,000,000	4-10-2023	4-10-2032	(3,962)	-
AB	BCI	43,724,036	1,000,000	5-15-2023	5-15-2033	(3,116)	-
AB	BCI	43,709,927	1,000,000	5-15-2023	5-15-2033	(2,744)	-
AB	BCI	43,762,973	1,000,000	5-15-2023	5-15-2033	(2,893)	-
AB	Banco de Chile	43,601,403	1,000,000	5-15-2023	5-15-2033	(2,534)	-
AB	Itau	43,654,189	1,000,000	5-15-2023	5-15-2033	(2,581)	-
						(33,992)	44,661

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
Santander	83,767,059	70,588,235	6-15-2021	12-15-2029	(8,173)	(13,279)
Banco de Chile	41,883,529	35,294,118	6-15-2021	12-15-2029	(3,640)	(6,491)
MUFG	83,767,059	70,588,235	6-15-2021	12-15-2029	(7,729)	(12,898)
JP Morgan	167,534,118	141,176,471	6-15-2021	12-15-2029	(15,392)	(26,033)
HSBC	41,883,529	35,294,118	6-15-2021	12-15-2029	(3,868)	(6,452)
					(38,802)	(65,153)

93

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of December 31, 2023 and 2022, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	8,490	292	13,735	1,138
UYUUSD	Citibank U.K.	5,550	163	-	-
UYUUSD	Itau - Uruguay	12,855	358	8,480	451
UYUUSD	Itau - Uruguay	-	-7	-	-
UYUUSD	Banco de la República Oriental de Uruguay	1,920	107	3,805	166
EURUSD	Itau - Uruguay	299	14	859	33
EURUSD	Santander - Uruguay	916	10	2,416	3
EURUSD	Santander - Uruguay	-	-	-	(1)
			937		1,790

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2023 and 2022, are detailed below:

Commodity	Institution	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	4,257	43	7,367	677
Fuel Oil N°6	DNB Bank ASA	7,206	9	7,366	62
Fuel Oil N°6	BNP Paribas	4,111	19	-	-
Fuel Oil N°6	JP Morgan - N.A.	-	(353)	-	(252)
Fuel Oil N°6	DNB Bank ASA	-	(530)	-	(397)
Fuel Oil N°6	BNP Paribas	-	(313)	-	-
			(1,125)		90

Interest rate swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, does not maintains any Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2023 and 2022 is shown below:

Exchange rate	Institution	Notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
USD	DNB Bank ASA	-	-	110
			-	110

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

94

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2023 and 2022 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
JP Morgan - N.A.	70,000,000	4-28-2020	4-28-2024	2,234	5,062
Goldman Sachs N.A.	70,000,000	4-28-2020	4-28-2024	2,109	5,004
JP Morgan - N.A.	70,000,000	4-28-2020	4-28-2024	2,236	5,067
				6,579	15,133

23.4.4. Argentina

Forward

As of December 31, 2023 and 2022, Arauco through its subsidiary in Argentina maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
ARSUSD	BBVA - Argentina	6,000	3-30-2023	4-28-2023	-	(17)
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	(496)	-
					(496)	(17)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

95

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2023 and 2022, there are provisions for impairment for ThU.S.$ 10,430 and ThU.S.$ 7,960, respectively.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Financial assets at amortized cost	1,551,929	1,476,046
Cash and cash equivalents (Mutual Funds not included)	437,200	557,143
Cash	338,033	298,577
Time deposits	99,167	258,566
Accounts receivables (net)	1,102,019	913,532
Trade receivables	688,134	726,972
Lease receivable	80,925	28,935
Sundry debtors	11,320	8,911
Other receivables	248,217	56,973
Prepayments	70,807	84,178
Accounts receivable from related parties	2,616	7,563
Other financial assets (*)	12,710	5,371

(*) Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2023 and 2022, classified by currency is as follows:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Cash and cash equivalents	570,008	667,207
U.S. dollars	310,108	395,254
Euro	6,532	4,884
Real	30,402	103,829
Argentine pesos	58,592	97,859
Mexican pesos	26,439	28,564
Other currencies	3,149	26,793
Chilean pesos	134,786	10,024

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

96

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2023 and 2022:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Trade and other current receivables	997,902	873,295
U.S. dollars	711,883	614,204
Euros	30,330	36,425
Real	67,137	50,646
Argentine pesos	19,916	33,287
Mexican pesos	34,234	33,089
Other currencies	640	1,972
Chilean pesos	115,907	97,616
U.F.	17,855	6,056

Accounts receivable from related parties, current	2,616	7,563
Other currencies	14	-
Argentine pesos	174	4,713
Chilean pesos	2,428	2,850

Trade and other non-current receivables	101,501	32,674
U.S. dollars	13,613	5,880
Real	21,614	-
Chilean pesos	1,889	3,434
U.F.	64,385	23,360

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Total financial liabilities	8,004,446	6,649,011
Financial liabilities at fair value through profit or loss	498	17
Hedging liabilities	107,506	76,669
Financial liabilities at amortized cost	7,896,442	6,572,325

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2023 and 2022.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Bank borrowings - current portion	304,830	139,252
Bonds issued - current portion	89,970	95,550
Total	394,800	234,802

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

97

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		7,896,442	6,572,325	7,227,349	6,331,528
Bonds issued	U.S. dollar	3,402,747	3,397,376	2,936,324	3,136,318
Bonds issued	U.F.	1,594,291	1,116,083	1,323,194	1,167,251
Bank borrowings	U.S. dollar	878,793	415,462	933,723	408,278
Bank borrowings	Euro	414,428	455,325	633,755	501,492
Bank borrowings	Other currencies	205,830	69,890	-	-
Lease liabilities	U.F.	31,797	16,936	31,797	16,936
Lease liabilities	Chilean pesos	33,489	11,265	33,489	11,265
Lease liabilities	Real	364,011	101,269	364,011	101,269
Lease liabilities	Mexican pesos	3,540	3,238	3,540	3,238
Lease liabilities	U.S. dollar	126,199	131,292	126,199	131,292
Lease liabilities	Euro	150	201	150	201
Lease liabilities	Other currencies	196	23	196	23
Trade and other payables	U.S. dollar	173,681	234,226	173,681	234,226
Trade and other payables	Euro	18,933	23,277	18,933	23,277
Trade and other payables	Real	98,198	85,450	98,198	85,450
Trade and other payables	Argentine pesos	46,403	54,078	46,403	54,078
Trade and other payables	Mexican pesos	18,336	16,791	18,336	16,791
Trade and other payables	Other currencies	14,609	10,476	14,609	10,476
Trade and other payables	Chilean pesos	399,338	369,300	399,338	369,300
Trade and other payables	U.F.	41,534	39,356	41,534	39,356
Accounts payable to related parties	U.S. dollar	15,400	202	15,400	202
Accounts payable to related parties	Chilean pesos	14,539	20,809	14,539	20,809

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

		12-31-2023 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

		12-31-2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	373,344	5,080,792	5,454,136
Lease liabilities	36,784	227,440	264,224
Trade and other payables	812,838	20,116	832,954
Accounts payable to related parties	14,280	6,731	21,011
Total financial liabilities at amortized cost	1,237,246	5,335,079	6,572,325

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2023 ThU.S.$	2022 ThU.S.$
Opening balance	(10,112)	(136,859)
Gains (losses) on cash flow hedges, before tax	(72,816)	186,911
Recycle of cash flow hedges to profit or loss	(1,634)	(9,577)
Income tax relating to cash flow hedges of other comprehensive income	19,610	(50,587)
Closing balance	(64,952)	(10,112)

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

Instrument	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,594,291	1,116,083	N/R	a
Term loan credit	272,664	-	a	a
RCF credit	225,040	-	a	a
Syndicate borrowing - Grayling	212,619	242,483	a	a
Syndicate ECA – MAPA	414,428	455,325	a	a

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2023 and 2022, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2023, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The capitalization of Arauco as of December 31, 2023 and 2022 is as follows:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Equity	8,009,029	8,259,984
Bank borrowings	1,499,051	940,677
Lease liabilities	559,382	264,224
Bonds issued	4,997,038	4,513,459
Capitalization	15,064,500	13,978,344

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Current receivables

Trade receivables	688,098	726,936
Lease receivable	16,314	5,067
Sundry debtors	8,615	4,451
Other receivables	222,945	54,525
Prepayments	61,930	82,316
Net subtotal	997,902	873,295

Trade receivables	694,183	731,445
Lease receivable	16,314	5,067
Sundry debtors	10,464	4,866
Other receivables	223,956	55,687
Prepayments	61,930	82,316
Gross subtotal	1,006,847	879,381

Provision for doubtful trade receivables	6,085	4,509
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,849	415
Provision for doubtful other receivables	1,011	1,162
Subtotal bad debt	8,945	6,086

Non-current receivables

Trade receivables	36	36
Lease receivable	64,611	23,868
Sundry debtors	2,705	4,460
Other receivables	25,272	2,448
Prepayments	8,877	1,862
Net subtotal	101,501	32,674

Trade receivables	1,521	1,910
Lease receivable	64,611	23,868
Sundry debtors	2,705	4,460
Other receivables	25,272	2,448
Prepayments	8,877	1,862
Gross subtotal	102,986	34,548

Provision for doubtful trade receivables	1,485	1,874
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,485	1,874

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2023, Arauco’s balance for commercial debtors was ThU.S.$ 695,704 of which, according to the agreed sales conditions, 54.18% corresponded to sales on credit (open account), 44.29% to sales with letters of credit and 1.53% to other types of sales. The client with the largest Open Account debt represented 2.08% of the total accounts receivable as of that date.

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2023
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
%	91.80%	5.95%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

December 31, 2022
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,500	689	69	43	37	25	18	27	16	62	2,486
ThU.S.$	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
%	95.56%	3.27%	0.26%	0.06%	0.05%	0.02%	0.01%	0.01%	0.01%	0.75%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

December 31, 2023:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	303,333	4,828	-	-	-	-	-	-	-	-	308,161
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	327,223	35,426	1,468	9,214	58	101	55	15	11	3,307	376,878
Loss allowance provision	3,272	-	44	30	6	10	6	15	11	2,799	6,193
Expected loss rate	1.00%	0.00%	3.00%	0.33%	10.34%	9.90%	10.91%	100.00%	100.00%	84.64%
Others	8,100	1,115	35	61	12	3	-	-	-	1,339	10,665
Loss allowance provision	-	-	-	6	5	2	-	25	-	1,339	1,377
Expected loss rate	0.00%	0.00%	0.00%	9.84%	41.67%	66.67%	0.00%	0.00%	0.00%	100.0%
Total trade receivables (ThU.S.$)	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
Total allowance for doubtful accounts (ThU.S.$)	3,272	-	44	36	11	12	6	40	11	4,138	7,570

December 31, 2022:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	335,897	1,080	10	-	-	-	-	-	-	-	336,987
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	363,423	22,175	1,791	300	299	100	87	93	67	3,505	391,840
Loss allowance provision	1,545	-	59	34	38	10	9	93	41	2,487	4,316
Expected loss rate	0.43%	0.00%	3.27%	11.22%	12.74%	9.52%	9.82%	99.08%	60.88%	70.95%
Others	1,371	740	140	174	53	33	-	1	-	2,016	4,528
Loss allowance provision	-	-	1	17	31	19	-	1	-	2,000	2,069
Expected loss rate	0.00%	0.00%	0.85%	9.94%	57.52%	55.92%	0.00%	96.35%	0.00%	99.25%
Total trade receivables (ThU.S.$)	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
Total allowance for doubtful accounts (ThU.S.$)	1,545	-	60	51	69	29	9	94	41	4,487	6,385

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

102

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2023 and 2022:

	12-31-2023 ThU.S.$	12-30-2022 ThU.S.$
Opening loss allowance as at January 1	7,960	8,792
Increase in loan loss allowance recognized in profit or loss during the year	3,507	1,097
Receivables written off during the year as uncollectible	-	(321)
Unused amount reversed	(1,037)	(1,608)
Closing balance	10,430	7,960

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa2 rating, as per risk rating companies Moody’s).

103

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 112,873, effective as of December 31, 2023, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	2,182	2.02%
Standby	7,404	9.36%
Promissory notes	88,541	74.68%
Finance	1,796	1.67%
Mortgage	721	0.94%
Pledge	632	0.59%
Loan agreement	11,597	10.74%
Total guarantees	112,873	100.00%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 99.04% and, therefore, Arauco’s portfolio exposure amounts to 0.96%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	434,541	100.00%
Secured receivables (*)	430,369	99.04%
Unsecured receivables	4,172	0.96%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile, USA, Canada and México. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

104

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Commission for the Financial Market (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2023 and 2022.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

105

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industria y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

106

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023			Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America, Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America, Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
-	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79.990.550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

107

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,000	66,743	66,040	65,380	64,711	127,424	71,000	390,298	1.10%	1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	60,259	-	-	-	-	-	-	60,259	-	5.17%	Fixed 5.17%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	1,138	1,074	-	-	-	-	-	2,212	-	5.89%	2.05% + libor 6m
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	-	5,122	-	-	-	-	-	5,122	-	4.95%	Fixed 4.95%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	4,512	4,300	-	-	-	-	-	8,812	-	5.89%	2.05% + libor 6m
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	24,459	-	-	-	-	-	-	24,459	-	3.20%	3.20%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	27,688	-	-	-	-	-	27,688	-	1.40%	Fixed 1.4%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,517	-	-	-	-	-	2,517	-	1.40%	Fixed 1.4%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,551	-	-	-	-	-	7,551	-	1.40%	Fixed 1.4%
-	Eufores S.A.	U.S. dollar	Banco Itaú	-	15,382	-	-	-	-	-	15,382	-	5.17%	Fixed 5.165%
-	Eufores S.A.	U.S. dollar	Santander	-	21,382	-	-	-	-	-	21,382	-	5.12%	Fixed 5.12%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,826	2,830	5,586	17,983	16,081	14,194	-	5,656	53,844	15.30%	CDI + 1.65%
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	-	4,209	13,463	12,029	10,628	-	-	4,209	36,120	15.20%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	45,760	217,247	-	-	-	-	45,760	217,247	4.23%	1.65% + libor 6m
			Total	93,194	208,815	303,039	96,052	92,089	78,905	127,424	302,009	697,509

December 31, 2022				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,934	23,149	22,365	21,581	20,797	39,243	23,934	127,135	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,573	9,260	8,946	8,633	8,319	15,697	9,573	50,855	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,840	25,102	24,364	23,625	22,887	103,359	25,840	199,337	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,317	7,317	7,317	7,317	7,317	259,931	7,317	289,199	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,892	4,892	4,892	209,947	-	-	4,892	219,731	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,570	2,570	2,570	2,570	2,570	125,603	2,570	135,883	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,050	6,050	6,050	6,050	6,050	322,353	6,050	346,553	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	11,250	522,500	-	-	-	-	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	19,375	509,688	-	19,375	567,813	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	840,000	22,000	928,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	531,875	21,250	616,875	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,091,250	27,500	1,201,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%
			Total	34,625	204,926	737,715	213,379	416,598	695,128	4,961,186	239,551	7,024,006

108

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022			Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	421	639	571	433	268	4	-	1,060	1,276
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	282	-	282	282	282	282	4,654	282	5,782
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	240	240	1,200
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	242	-	-	-	-	-	-	242	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	96	289	268	209	640	-	-	385	1,117
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	97	169	120	120	354	-	-	266	594
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	116	345	460	38	-	-	-	461	498
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	10	-	-	-	-	-	16	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	752	668	-	-	-	-	1,003	668
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	429	1,161	750	-	-	-	-	1,590	750
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Motor vehicles	5	3	-	-	-	-	-	8	-
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	3	-	-	-	-	-	4	-
-	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	16	-	-	-	-	-	25	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	5	12	16	11	-	-	-	17	27
-	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	30	9	-	-	-	-	40	9
-	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	1	-	-	-	-	-	-	1	-
-	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,569	3,285	4,885	4,885	4,506	3,636	-	4,854	17,912
-	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	147	405	131	-	-	-	-	552	131
-	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	92	89	24	-	-	-	-	181	24
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	157	52	-	-	-	-	209	52
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	21	53	14	-	-	-	-	74	14
-	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	20	2	-	-	-	-	38	2
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	381	4,030	4,058	4,058	4,058	4,058	45,148	4,411	61,380
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	203	552	328	164	-	-	-	755	492
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,381	2,381	2,381	2,381	2,381	23,808	2,381	33,332
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	18	53	-	-	-	-	-	71	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	424	1,273	1,697	1,697	1,697	1,697	1,698	1,697	8,486
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	139	174	142	88	27	-	-	313	257
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	-	-	-	-	-	-	15	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	999	2,998	4,011	4,026	4,040	4,055	60,526	3,997	76,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	2,866	2,953	-	-	-	-	-	5,819	-
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	336	852	1,020	1,131	1,162	499	429	1,188	4,241
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	173	540	593	244	52	4	-	713	893
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	4	23	-	-	-	-	-	27	-
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	239	719	800	641	641	641	7,332	958	10,055
-	Eufores S.A.	U.S. dollar	Lands	975	2,926	6,808	6,306	5,861	5,373	38,052	3,901	62,400
	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	-	1,223	4,888
-	Eufores S.A.	U.S. dollar	Buildings and constructions	70	88	49	-	-	-	-	158	49
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	1,400	3,451	-	-	-	-	-	4,851	-
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	63	42	28	6	3	-	-	105	37
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	18	19	12	2	-	-	25	33
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	18	54	72	18	-	-	-	72	90
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	456	1,126	1,620	-	-	-	-	1,582	1,620
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	29	68	-	-	-	-	-	97	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	17	53	76	26	11	-	-	70	113
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	79	26	-	-	-	-	-	105	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	13	9	-	-	-	-	-	22	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	5	-	-	-	-	4	5
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	1	5	7	4	-	-	-	6	11
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	6	17	26	17	3	-	-	23	46
96.637.330-K	Servicios Logisticos Arauco SA.	U.F.	Motor vehicles	16	-	-	-	-	-	-	16	-
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	9	12	5	-	-	-	-	21	5
			Total	13,193	32,981	33,459	28,259	27,450	24,092	181,887	46,174	295,147

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

109

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 18 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2023, the total assets pledged as an indirect guarantee were MU.S.$ 413. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnvera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. As of December 31, 2023 both agreement were paid, finishing the related indirect guarantee.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	317	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	15,351	Sociedad Concesionaria Autopista Costa Arauco S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	U.F.	1,356	Innova Chile
		Total		17,934

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee, of Arauco North America, Inc.	-	U.S. dollar	210,000	Bank Itaú Corpbanca – NY Branch
Arauco do Brasil S.A.	Endorsement of Arauco Forest Brasil S.A.	-	Brazilian real	43,689	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Mahal Empreendimentos e Participações S.A.	-	Brazilian real	31,464	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	74,810	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	53,275	Bank BTG Pactual S.A.
		Total		413,238

110

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 2.26% (equivalent to ThU.S.$ -/+ 8,115), and +/- 0.06% of equity (equivalent to ThU.S.$ -/+ 4,869).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 2.29% (equivalent to ThU.S.$-/+$ 8,195) and a change on the equity of +/- 1.38% (equivalent to ThU.S.$ -/+$ 110,754).

111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2023, 5.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.47% (equivalent to ThU.S.$-/+ 1,698) and +/- 0.013% (equivalent to ThU.S.$-/+ 1,019) on equity.

	December 2023 ThU.S.$	Total
Fixed rate	6,639,075	94.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	1,082,655
Lease liabilities	559,382
Variable rate	416,396	5.9%
Bonds issued	-
Bank borrowings	416,396
Total	7,055,471	100.0%

	December 2022 ThU.S.$	Total
Fixed rate	5,637,820	98.6%
Bonds issued	4,513,459
Bank borrowings and others (*)	860,137
Lease liabilities	264,224
Variable rate	80,540	1.4%
Bonds issued	-
Bank borrowings	80,540
Total	5,718,360	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

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Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2023, revenue due to pulp sales accounted for 46.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 52.2% (equivalent to ThU.S.$-/+ 187,291) on the income for the year 2023 after tax and +/- 1.4% (equivalent to ThU.S.$ -/+ 112,374) on equity.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood celulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

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Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,800,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 7 sawmills in operation (6 in Chile and 1 in Argentina), the Company has a production capacity of 2.7 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from sales of goods	2,687,390	3,181,951	-	-	5,869,341		5,869,341
Revenues from rendering of services	113,520	28,335	623	-	142,478		142,478
Revenues from ordinary activities	2,800,910	3,210,286	623	-	6,011,819		6,011,819

Revenues from transactions with reportable segments	475,535	23,040	49,914	-	548,489	(548,489)	-

Finance income	-	-	-	131,666	131,666		131,666
Finance costs	-	-	-	(373,496)	(373,496)		(373,496)
Net finance costs	-	-	-	(241,830)	(241,830)		(241,830)

Depreciation and amortizations	464,721	186,340	1,660	8,347	661,068		661,068
Other income	508,797	54,688	334	9,198	573,017		573,017
Other expenses	399,094	54,980	684	25,578	480,336		480,336

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	3,084	-	-	906	3,990		3,990
Joint ventures	-	2,794	-	925	3,719		3,719

Income tax expense	-	-	-	27,293	27,293		27,293

Profit (loss) of each reportable segment	(171,593)	371,015	(5,517)	(552,432)	(358,527)		(358,527)
Geographical information on revenues
Revenue – Chilean entities	1,929,554	1,145,647	623	-	3,075,824		3,075,824
Revenue – Foreign entities	871,356	2,064,639	-	-	2,935,995		2,935,995
Total revenues from ordinary activities	2,800,910	3,210,286	623	-	6,011,819		6,011,819

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,109,609	137,867	251	15,322	1,263,049	-	1,263,049
Acquisition and contribution of investments in associates and joint venture	-	-	-	34,950	34,950	-	34,950

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,864,686	2,967,646	16,480	1,135,689	17,984,501	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,480	1,047,122	17,895,934	(74,137)	17,821,797
Deferred tax assets				88,567	88,567		88,567

Investments accounted through equity method
Associates	34,558	-	-	65,248	99,806		99,806
Joint Ventures	-	215,322	-	108,483	323,805		323,805
Segment liabilities	1,170,684	392,104	47,487	8,291,060	9,901,335		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	47,487	6,747,436	8,357,711		8,357,711
Deferred tax liabilities				1,543,624	1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	15,481	504,903	9,549,088	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	-	58,366	4,192,366		4,192,366
Total non-current assets	11,454,156	1,708,548	15,481	563,269	13,741,454	(6,668)	13,734,786

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from sales of goods	2,886,870	4,110,747	-	-	6,997,617		6,997,617
Revenues from rendering of services	103,771	1	681	-	104,453		104,453
Revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Revenues from transactions with reportable segments	501,011	21,347	54,345	-	576,703	(576,703)	-

Finance income	-	-	-	72,116	72,116		72,116
Finance costs	-	-	-	(200,366)	(200,366)		(200,366)
Net finance costs	-	-	-	(128,250)	(128,250)		(128,250)

Depreciation and amortizations	296,425	198,632	1,679	10,293	507,029		507,029
Other income	63,759	31,248	101	5,021	100,129		100,129
Other expenses	299,469	50,311	9	24,100	373,889		373,889

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,180	-	-	4,889	7,069		7,069
Joint ventures	-	24,531	-	2,084	26,615		26,615

Income tax expense	-	-	-	(142,121)	(142,121)		(142,121)

Profit (loss) of each reportable segment	320,201	883,346	(2,906)	(496,415)	704,226		704,226
Geographical information on revenues
Revenue – Chilean entities	1,961,303	1,743,181	681	-	3,705,165		3,705,165
Revenue – Foreign entities	1,029,338	2,367,567	-	-	3,396,905		3,396,905
Total revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,128,434	72,069	478	6,456	1,207,437	-	1,207,437
Acquisition and contribution of investments in associates and joint venture	-	-	-	132	132	-	132

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,094,867	2,959,042	18,291	1,256,321	17,328,521	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	18,291	1,247,310	17,319,510	(148,413)	17,171,097
Deferred tax assets				9,011	9,011		9,011

Investments accounted through equity method
Associates	36,489	-	-	64,332	100,821		100,821
Joint Ventures	-	203,443	-	61,407	264,850		264,850
Segment liabilities	1,049,313	438,864	22,237	7,409,710	8,920,124		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	22,237	5,623,795	7,134,209		7,134,209
Deferred tax liabilities				1,785,915	1,785,915		1,785,915

Geographical information on non-current assets
Chile	8,540,801	491,283	17,008	398,820	9,447,912	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	-	40,896	3,973,569		3,973,569
Total non-current assets	11,283,217	1,681,540	17,008	439,716	13,421,481	(16,294)	13,405,187

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	411,929	555,082	(4,106)	(222,478)	740,427	-	740,427
Cash flows (used in) investing activities	(1,096,743)	(117,321)	(1,796)	(117,264)	(1,333,124)	-	(1,333,124)
Cash flows from (used in) financing activities	713,838	(40,064)	(6,483)	(21,624)	645,667	-	645,667
Net increase (decrease) in cash and cash equivalents	29,024	397,697	(12,385)	(361,366)	52,970	-	52,970

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,065,198	937,923	9,389	(312,018)	1,700,492	-	1,700,492
Cash flows (used in) investing activities	(1,377,655)	(117,532)	(1,990)	27,201	(1,469,976)	-	(1,469,976)
Cash flows from (used in) financing activities	(513,252)	(26,169)	(1,964)	14,166	(527,219)	-	(527,219)
Net increase (decrease) in cash and cash equivalents	(825,709)	794,222	5,435	(270,651)	(296,703)	-	(296,703)

Information required by geographic area:

	Geographical area
2023	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	2,998,896	570,933	586,512	1,057,027	449,316	206,657	5,869,341
Revenues from rendering of services	76,928	-	28,332	-	37,215	3	142,478
Revenues as of December 31, 2023	3,075,824	570,933	614,844	1,057,027	486,531	206,660	6,011,819
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,681,160	163,360	13,646,219

	Geographical area
2022	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	3,633,847	600,923	658,329	1,309,652	573,877	220,989	6,997,617
Revenues from rendering of services	71,318	-	-	-	33,134	1	104,453
Revenues as of December 31, 2022	3,705,165	600,923	658,329	1,309,652	607,011	220,990	7,102,070
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Roads to amortize, current	58,464	56,171
Prepayment to amortize (insurance and others)	9,742	17,474
Recoverable taxes (related to purchases)	167,086	126,368
Other current non-financial assets	4,962	6,046
Total	240,254	206,059

Non-current non-financial assets	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Roads to amortize, non-current	67,701	71,094
Guarantee values	3,391	4,400
Recoverable taxes	6,221	6,363
Other non-current non-financial assets	28,861	10,657
Total	106,174	92,514

Current non-financial liabilities	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Provision of minimum dividend (1)	2,283	189,375
ICMS, PIS-COFINS and other tax payables - Brazil	23,180	32,145
Other tax payable	16,104	14,186
Other Current non-financial liabilities	8,581	7,272
Total	50,148	242,978

(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 26).

Non-current non-financial liabilities	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
ICMS and other tax payable - Brazil	58,069	66,736
Other non-current non-financial liabilities	5,521	3,136
Total	63,590	69,872

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2022 Arauco in the financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 186,903. In December 2022 Arauco paid a provisional dividend for ThU.S.$ 183,971 decreasing the minimum dividend provision.

In 2023, the amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity was provisioned, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

For the profits of the fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2023 and 2022:

	Distributable net profit
	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Net profit attributable to parent company	(358,560)	704,480
Adjustments:
Biological assets
Unrealized gains (losses)	(264,477)	(12,933)
Realized gains (losses)	394,179	327,268
Deferred income taxes	(37,394)	(91,629)
Total adjustments	92,308	222,706
Distributable net profit	(266,252)	927,186
40%	-	370,874
10% additional	-	92,719

Due to the fact that the distributable net profit as of December 31, 2023 resulted in a loss, no amount related to the 2023 period was provisioned on that date.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - December
	2023 ThU.S.$	2022 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	(358,560)	704,480
Weighted average of number of shares	120,474,350	120,474,350
Basic and diluted earnings per share (in U.S.$ per share)	(2.9762352)	5.8475518

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Unaudited consolidated financial statements

December 31, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the twelve-months period ended December 31, 2023, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 708 held on February 28, 2024.

Subsequent to December 31, 2023, and as of the date of issuance of these consolidated financial statements, there have been no additional events, that could materially affect the presentation of these consolidated financial statements.

121

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: March 8, 2024	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

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